Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION
by and among
ALEXION PHARMACEUTICALS, INC.,
PULSAR MERGER SUB INC.,
GALAXY MERGER SUB LLC,
and
SYNAGEVA BIOPHARMA CORP.
Dated as of May 5, 2015

i

ii

Company Disclosure Schedule
Parent Disclosure Schedule
Schedule 6.19
iii

AGREEMENT AND PLAN OF REORGANIZATION
This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of May 5, 2015, is by and among Synageva Biopharma Corp., a Delaware corporation (the “Company”), Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Pulsar Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”), and Galaxy Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Merger Sub 2”, and, together with Purchaser, the “Merger Subs”). Parent, each of the Merger Subs and the Company are each sometimes referred to herein as a “Party“ and collectively as the “Parties”.
WITNESSETH:
WHEREAS, it is proposed that Purchaser shall commence an exchange offer (the “Offer”) to acquire all of the outstanding shares of common stock, $0.001 par value per share, of the Company (the “Company Common Stock”) for the consideration and upon the terms and subject to the conditions set forth herein;
WHEREAS, it is also proposed that, regardless of whether the Acceptance Time occurs, (a) the Parties shall effect the acquisition of the Company by Parent through the merger of Purchaser with and into the Company, with the Company surviving the merger (the “First Merger”) and (b) immediately following the First Merger, the merger of the Company, as the surviving company of the First Merger, with and into Merger Sub 2, with Merger Sub 2 surviving the merger (the “Second Merger” and, together with the First Merger, the “Mergers”);
WHEREAS, (a) if the Acceptance Time occurs, the First Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and will be effected as soon as practicable following the consummation of the Offer, and (b) if an Offer Termination occurs, the First Merger will be governed by Section 251(c) of the DGCL and will be effected as soon as practicable following the receipt of the Company Stockholder Approval, in each case, upon the terms and subject to the conditions set forth herein;
WHEREAS, in connection with the First Merger, each outstanding share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than Cancelled Shares or Dissenting Shares) will automatically be converted into the right to receive the Transaction Consideration upon the terms and conditions set forth in this Agreement and in accordance with the DGCL;
WHEREAS, the Parties intend that (a) if the Acceptance Time occurs, the Offer and the Mergers, taken together, or (b) if an Offer Termination occurs, the Mergers, taken together, in each case, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;
WHEREAS, the board of directors of the Company (the “Company Board of Directors”) (a) unanimously determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the Offer and the First Merger in connection therewith are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, this Agreement, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (d) resolved to recommend that the holders of shares of Company Common Stock (1) accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer and (2) adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof  (such recommendation, the “Company Recommendation”);
WHEREAS, the board of directors or sole member, as applicable, of Parent and each of the Merger Subs has approved this Agreement and determined that this Agreement and the Transactions, including the Offer, the Mergers and the issuance of Parent Common Stock in the Offer and the First Merger are advisable and fair to, and in the best interests of, Parent and each of the Merger Subs and its stockholders or members, as applicable;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are simultaneously herewith entering into those certain Voting and Support Agreements (the “Voting and Support Agreements”), pursuant to which, among other things, such stockholders agree to vote shares of Company Common Stock owned by them in favor of the adoption of this Agreement if a vote is required to effect the First Merger pursuant to the DGCL; and
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Offer and the Mergers and to prescribe certain conditions to the Offer and the Mergers.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:
Article I.
THE OFFER
Section 1.1   The Offer.
(a)   Terms and Conditions of the Offer.   Subject to the terms and conditions of this Agreement and provided that this Agreement has not been terminated in accordance with Article VIII and that the Company shall have complied with its obligations under Section 1.2 and Section 1.3 hereof, as promptly as practicable after the date hereof  (but in no event later than 5:00 p.m., New York City time, on May 27, 2015), Purchaser shall, and Parent shall cause Purchaser to, commence the Offer within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”). If the Offer Termination has not occurred, the obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer are subject only to the satisfaction or waiver of the conditions set forth in Annex A (the “Offer Conditions”). In the Offer, each share of Company Common Stock accepted by Purchaser shall be exchanged for the right to receive: (i) $115.00 in cash (the “Cash Consideration”), and (ii) 0.6581 shares of Parent Common Stock (the “Stock Consideration”, and together with the Cash Consideration, the “Transaction Consideration”).
(b)   Changes to Terms and Conditions.   Purchaser expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of the Company, Purchaser shall not, and Parent shall not permit Purchaser to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Transaction Consideration to be paid in the Offer, (iii) change the form of consideration payable in the Offer, (iv) waive, amend or modify any of the conditions set forth in paragraphs (A), (B), (C), (D), (E)(1), (E)(5) or (E)(6) of Annex A (provided, that Parent shall (and shall cause Purchaser to) waive both of the conditions set forth in paragraphs (E)(5) and (E)(6) of Annex A upon the written request of the Company), (v) add any condition to the Offer other than those set forth in Annex A or (vi) amend, modify or supplement any Offer Condition in any manner adverse to the holders of Company Common Stock, (vii) except as otherwise expressly required or permitted under this Agreement, terminate or extend the Offer, (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act, or (ix) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Company Common Stock.
(c)   Expiration and Extension of the Offer.
(i)   Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at 12:00 midnight, New York City time, on the date that is twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (such initial expiration date, or such subsequent time and date to which the expiration of the Offer is extended pursuant to and in accordance with this Agreement, the “Expiration Date”).
(ii)   Notwithstanding the foregoing, unless this Agreement has been terminated in accordance with Article VIII (and subject to the Company’s and Parent’s respective rights to terminate this Agreement in accordance with Article VIII and to Parent’s right to terminate the Offer in accordance with Section 1.1(c)(iii)), (A) Purchaser shall (and Parent shall cause Purchaser to) extend the Expiration Date for any period required by applicable U.S. federal securities laws and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and its staff with respect thereto or the rules and regulations of the Nasdaq Global Select Market (“Nasdaq”), applicable to the Offer (but in no event shall Purchaser be required to extend the Offer past the End Date) and (B) if at any scheduled Expiration Date the Offer Conditions shall not have been satisfied or earlier waived, Purchaser may elect to, and if requested by the Company, shall (and Parent shall cause Purchaser to), extend the Offer and the Expiration Date to a date that is not more than ten (10) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after such previously scheduled Expiration Date; provided, however, that if, as of any Expiration Date, the Offer Conditions set forth in paragraph (A) and / or paragraph (B) of Annex A shall not have been satisfied, if Purchaser elects to, or if the Company requests Purchaser to, extend the Offer and the Expiration Date pursuant to clause (B) of this Section 1.1(c)(ii), Purchaser shall be permitted to extend the Offer and the then-scheduled Expiration Date to a date that is not more than twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after the then-scheduled Expiration Date (but which may in no event be later than the End Date); and provided, further, that (x) Purchaser shall not be required to (and shall not, if requested by the Company) extend the Offer and the Expiration Date to a date that is the later of  (1) thirty (30) calendar days following the date on which the condition set forth in paragraph (A) of Annex A has been satisfied (but in no event later than the End Date), and (2) August 15, 2015 and (y) the Company may not request that Parent cause Purchaser to extend the Offer at any time after July 15, 2015 if at such time less than ninety-five percent (95%) of the shares of Company Common Stock subject to any Voting and Support Agreement shall have been tendered into the Offer and have not been withdrawn.
(iii)   If, as of any Expiration Date occurring after July 12, 2015, any of the Offer Conditions shall not have been satisfied (or (if permitted by Section 1.1(b)) waived by Purchaser), then Parent may, by delivering written notice to the Company (together with a notice for a Meeting Election), elect to cause Purchaser to irrevocably and unconditionally terminate the Offer, whereupon Purchaser shall promptly after delivery of such notice terminate and withdraw the Offer. The termination of the Offer by Purchaser pursuant to this Section 1.1(c)(iii) is referred to in this Agreement as the “Offer Termination”. The Parties hereto acknowledge and agree that in no event shall an Offer Termination, in and of itself give, rise to a right of termination of this Agreement, and, in the event an Offer Termination occurs, (A) absent any termination of this Agreement for reasons other than the Offer Termination pursuant to and in accordance with Section 8.1, the obligations of the Parties hereunder (other than those related to the Offer that are not set forth in this Section 1.1(c)(iii)) shall continue to remain in effect, including those obligations with respect to the Mergers, (B) Purchaser shall not (and Parent shall cause Purchaser not to) (1) accept for payment, or pay for, any shares of Company Common Stock tendered into the Offer, (2) without the Company’s prior written consent, commence within the meaning of Rule 14d-2 promulgated under the Exchange Act another tender offer or exchange offer with respect to Company Common Stock or Company Preferred Stock after the Offer Termination or (3) provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act, (C) the defined term “Transaction” shall be deemed not to include the Offer and the Offer shall be deemed not to be a transaction contemplated by this Agreement and (D) the text of clause (D)(1) of the definition of  “Company Recommendation” shall be deemed to have been deleted in its entirety.
(iv)   Except as provided in Section 1.1(c)(iii), Purchaser shall not terminate or withdraw the Offer without the prior written consent of the Company other than in connection with the termination of this Agreement in accordance with Article VIII. In the event this Agreement is terminated pursuant to Article VIII prior to any scheduled Expiration Date, Purchaser shall promptly (and in any event within twenty-four (24) hours of such termination of this Agreement) irrevocably and unconditionally terminate the Offer.
(d)   Payment for Shares of Company Common Stock.   Subject only to the satisfaction or waiver by Purchaser of the Offer Conditions as of the Expiration Date in accordance with Section 1.1(a) and Section 1.1(b), Purchaser shall, and Parent shall cause Purchaser to, (i) promptly after the Expiration Date accept for payment (the time of such acceptance, the “Acceptance Time”), and (ii) promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act, and in any event within three (3) business days (calculated as set forth in Rule 14d-1(g)(3))) after the Expiration Date pay for, all shares of Company Common Stock that are validly tendered (and not properly withdrawn) in the Offer Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds and shares of Parent Common Stock necessary to pay for any shares of Company Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer; provided, however, that notwithstanding anything to the contrary contained in this Section 1.1(d) without the prior written consent of the Company, Purchaser shall not accept for payment or pay for any shares of Company Common Stock if, as a result, Purchaser would acquire less than the number of shares of Company Common Stock necessary to satisfy the Minimum Condition. The Company shall use its reasonable best efforts to register (and shall instruct its transfer agent to register) the transfer of shares of Company Common Stock accepted for payment effective immediately after the Acceptance Time.
(e)   No Fractional Shares.   In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Offer, each holder of Company Common Stock who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer (after aggregating all shares of Company Common Stock tendered in the Offer (and not validly withdrawn) by such holder) will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest one-hundredth of a cent.
(f)   Tax Withholding.   Notwithstanding anything to the contrary contained herein, Parent and Purchaser shall be entitled to deduct and withhold from the Transaction Consideration otherwise payable pursuant to the Offer such amounts as Parent or Purchaser is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.
(g)   Adjustments to the Offer.   The Cash Consideration and the Stock Consideration shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reclassification, combination, exchange of shares or other like change (other than in connection with the Transactions) with respect to the number of shares of Company Common Stock or shares of Parent Common Stock outstanding after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, shares of Company Common Stock that are tendered pursuant to the Offer.
(h)   Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of Article VIII.
Section 1.2   Schedule TO; Offer Documents; Offer Form S-4.
(a)   As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent shall, and shall cause Purchaser to:
(i)   prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain as an exhibit an offer to purchase and forms of the letter(s) of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the “Offer Documents”);
(ii)   deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;
(iii)   give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to the Nasdaq in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and
(iv)   subject to the Company’s compliance with Section 1.3(a) and Section 1.3(c), cause the Offer Documents to be disseminated to all holders of shares of Company Common Stock as and to the extent required by the Exchange Act.

(b)   Concurrently with the filing of the Offer Documents, Parent shall prepare and file with the SEC a registration statement on Form S-4 to register under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), the offer and sale of Parent Common Stock pursuant to the Offer and the First Merger (the “Offer Form S-4”), which shall include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act (together with any amendments thereof or supplements thereto, the “Offer Prospectus”).
(c)   Parent shall, with the Company’s cooperation, use its reasonable best efforts to (i) from and after commencement of the Offer until any Offer Termination, have the Offer Form S-4 declared effective under the Securities Act as promptly as practicable after its filing, (ii) ensure that the Offer Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act, and (iii) keep the Offer Form S-4, if it is the Form S-4 declared effective by the SEC, effective for so long as necessary to complete the First Merger. Parent shall notify the Company promptly of the time when the Offer Form S-4 has become effective or any supplement or amendment to the Offer Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Offer and/or the First Merger for offering or sale in any jurisdiction. The Company shall promptly furnish in writing to Parent and Purchaser information concerning the Company and its Subsidiaries and the holders of shares of Company Common Stock that is required by applicable Law to be included in the Offer Documents and the Offer Form S-4 so as to enable Parent and Purchaser to comply with their obligations under this Section 1.2. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents and the Offer Form S-4 in order to satisfy applicable Laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents and the Offer Form S-4 if and to the extent that such information shall have become false or misleading in any material respect. Parent and Purchaser shall, with the Company’s cooperation, take all steps necessary to cause the Offer Documents and the Offer Form S-4, as so corrected, to be filed with the SEC and to be disseminated to the holders of shares of the Company Common Stock, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or the Nasdaq. Parent shall cause the Offer Form S-4 to comply as to form in all material respects with requirements of applicable Law. Each of Parent and Purchaser shall (A) provide the Company and its counsel with a reasonable opportunity to review and comment on the Offer Documents and the Offer Form S-4 (and any amendments or supplements to the foregoing) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any timely comments thereon made by the Company or its counsel, (B) promptly notify the Company of the receipt of, and promptly provide the Company copies of, all comments from, and all correspondence with, the SEC or its staff with respect to any Offer Document or the Offer Form S-4 and shall promptly notify the Company of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (C) provide the Company and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it and/or any of its Representatives on the one hand and the SEC or its staff on the other hand with respect to any Offer Document or the Offer Form S-4 and Parent and Purchaser shall give reasonable and good faith consideration to any timely comments thereon made by the Company or its counsel and (D) promptly provide the Company with final copies of any correspondence sent by it and/or any of its Representatives to the SEC or its staff with respect to any Offer Document or the Offer Form S-4, and of any amendments or supplements to any Offer Document or the Offer Form S-4. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Offer and/or the First Merger, and will pay all expenses thereto, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

Section 1.3   Company Actions.
(a)   Company Determinations, Approvals and Recommendations.   The Company hereby approves and consents to the Offer and represents and warrants to Parent and Purchaser that, at a meeting duly called and held prior to the date hereof, the Company Board of Directors has, upon the terms and subject to the conditions set forth herein:
(i)   determined that the terms of the Transactions, including the Offer and the Mergers are fair to, and in the best interests of, the Company and its stockholders;
(ii)   determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, this Agreement;
(iii)   approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained herein; and
(iv)   resolved to make the Company Recommendation.
The Company hereby consents to the inclusion of the foregoing determinations and approvals and the Company Recommendation in the Offer Documents and the Forms S-4, until and unless the Company Board of Directors has effected a Company Adverse Recommendation Change in compliance with the terms of Section 6.3.
(b)   Schedule 14D-9.   The Company shall (i) file with the SEC concurrently with the filing by Parent and Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer, which shall contain and constitute notice to holders of shares of Company Common Stock informing such holders of their rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 to be mailed to the holders of shares of Company Common Stock promptly after commencement of the Offer. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with requirements of applicable Law. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of shares of Company Common Stock (to the extent required by the applicable Laws) together with the Offer Documents. Each of Parent and Purchaser shall furnish to the Company all information concerning Parent and Purchaser that is required by applicable Laws to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.3(b). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall, with Parent’s and Purchaser’s cooperation, take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the holders of shares of Company Common Stock, in each case as and to the extent required by applicable Laws. Unless and until the Company Board of Directors has effected a Company Adverse Recommendation Change in accordance with Section 6.3, the Company shall (A) provide Parent and its counsel with a reasonable opportunity to review and comment on the Schedule 14D-9 (and any amendments or supplements to the foregoing) prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any timely comments thereon made by Parent or its counsel, (B) promptly notify Parent of the receipt of, and promptly provide Parent copies of, all comments from, and all correspondence with, the SEC or its staff with respect to the Schedule 14D-9 and shall promptly notify Parent of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (C) provide Parent and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it and/or any of its Representatives on the one hand and the SEC or its staff on the other hand with respect to the Schedule 14D-9 and the Company shall give reasonable and good faith consideration to any comments thereon made by Parent or its counsel and (D) promptly provide Parent with final copies of any correspondence sent by it and/or any of its Representatives to the SEC or its staff with respect to the Schedule 14D-9, and of any amendments or supplements to the Schedule 14D-9. Notwithstanding anything to the contrary in this Section 1.3(b), but subject to Section 6.3, the Company may amend or supplement the Schedule 14D-9 in connection with a Company Adverse Recommendation Change, without the prior consent of Parent and without providing Parent or its counsel an opportunity to review or comment thereon. The Schedule 14D-9 shall include the fairness opinions of the Company’s financial advisors referenced in Section 4.19 and the notice and other information required by Section 262(d) of the DGCL.
(c)   Company Information.   In connection with the Offer and the Mergers, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer and the Mergers to the record and beneficial holders of shares of Company Common Stock, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of shares of Company Common Stock, and lists of security positions of shares of Company Common Stock held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions), in each case as of the most recent practicable date, and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Company Common Stock, mailing labels and lists of security positions) as Parent and Purchaser or their agents may reasonably request in order to communicate the Offer and the Mergers to the holders of shares of Company Common Stock. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Mergers, Parent and Purchaser (and their respective agents) shall:
(i)   hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;
(ii)   use such information only in connection with the Offer and the Mergers; and
(iii)   if this Agreement shall be terminated pursuant to Article VIII, promptly return (and shall use their respective reasonable efforts to cause their agents to return to the Company or destroy) any and all copies and any extracts or summaries from such information then in their possession or control and, if requested, promptly certify to the Company in writing that all such material has been returned or destroyed.
Article II.
THE MERGERS
Section 2.1   The Mergers.   Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h)) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), (a) at the First Effective Time (as defined below), Purchaser shall be merged with and into the Company, whereupon the separate existence of Purchaser will cease, with the Company surviving the First Merger (the Company, as the surviving entity in the First Merger, sometimes being referred to herein as the “First Surviving Corporation”), such that following the First Merger, the First Surviving Corporation will be a wholly owned direct subsidiary of Parent, and (b) immediately thereafter, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Merger Sub 2, whereupon the separate existence of the First Surviving Corporation will cease, with Merger Sub 2 surviving the Second Merger (Merger Sub 2, as the surviving entity of the Second Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Second Merger, the Surviving Company will be a wholly owned direct subsidiary of Parent. The Mergers shall have the effects provided in this Agreement and as specified in the DGCL and the DLLCA, as applicable. The First Merger shall be governed by Section 251(h) of the DGCL if the Acceptance Time occurs; if an Offer Termination occurs, the First Merger shall be governed by Section 251(c) of the DGCL.
Section 2.2   Closing.   The closing of the Mergers (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., New York City time, if the Acceptance Time occurs and the First Merger is eligible to be governed by Section 251(h) of the

DGCL, as soon as practicable following the Acceptance Time, or, if an Offer Termination occurs, as soon as practicable following receipt of the Company Stockholder Approval, and in either case, no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”
Section 2.3   Effective Times.   As soon as practicable on the Closing Date, the Parties shall cause (a) a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Purchaser under the DGCL in connection with the First Merger, and (b) following the filing of the First Certificate of Merger, a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”, and together with the First Certificate of Merger, the “Certificates of Merger”)) to be duly executed and filed with the Delaware Secretary as provided under the DGCL and the DLLCA and make any other filings, recordings or publications required to be made by the First Surviving Corporation or Merger Sub 2 under the DGCL and the DLLCA in connection with the Second Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the Delaware Secretary or on such later date and time as shall be agreed to by the Company and Parent and specified in the First Certificate of Merger (which, if the Acceptance Time occurs, shall be as soon as is practicable thereafter) (such date and time being hereinafter referred to as the “First Effective Time”). The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the Delaware Secretary or on such later date and time as shall be agreed to by the Company and Parent and specified in the Second Certificate of Merger (such date and time being hereinafter referred to as the “Second Effective Time”). The First Effective Time shall, in all events, precede the Second Effective Time.
Section 2.4   Effects of the Mergers.   The effects of the Mergers shall be as provided in this Agreement and in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (a) at the First Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the First Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the First Surviving Corporation, all as provided under the DGCL and (b) at the Second Effective Time, all of the property, rights, privileges, powers and franchises of the First Surviving Corporation and Merger Sub 2 shall vest in the Surviving Company, and all debts, liabilities and duties of the First Surviving Corporation and Merger Sub 2 shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL and the DLLCA.
Section 2.5    Organizational Documents of the Surviving Company.
(a)    At the First Effective Time, the Company Certificate and the Company Bylaws shall be the certificate of incorporation and bylaws, respectively, of the First Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
(b)    At the Second Effective Time (and subject to Section 6.9(e)), the certificate of formation and limited liability company agreement of Merger Sub 2 as in effect immediately prior to the Second Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement.
(c)    From and after the First Effective Time until the sixth (6th) anniversary thereof, the Organizational Documents of the Surviving Company and its Subsidiaries as of the Second Effective Time shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the First Effective Time, directors, officers or employees of the Company, a Subsidiary of the Company or any of their predecessor entities, than are presently set forth in the Company Organizational Documents and the Organizational Documents of Subsidiaries of the Company, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

Section 2.6    Directors; Manager.
(a)    Subject to applicable Law, the directors of Purchaser immediately prior to the First Effective Time shall be the initial directors of the First Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
(b)    Subject to applicable Law, the manager of Merger Sub 2 immediately prior to the Second Effective Time shall be and become the manager of the Surviving Company as of the Second Effective Time.
Section 2.7    Officers.
(a)    The officers of Purchaser immediately prior to the First Effective Time, from and after the First Effective Time, shall continue as the officers of the First Surviving Corporation.
(b)    Except as otherwise determined by Parent prior to the Second Effective Time, the officers of the First Surviving Corporation immediately prior to the Second Effective Time, from and after the Second Effective Time, shall be the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
ARTICLE III.
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
Section 3.1    Effect on Capital Stock.
(a)    At the First Effective Time, by virtue of the First Merger and without any action on the part of any of the Parties or the holder of any shares of Company Common Stock or common stock of Purchaser:
(i)    Conversion of Company Common Stock.    At the First Effective Time, subject to Section 1.1(a), the first sentence of Section 1.1(d), Section 1.1(e) and any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than any Cancelled Shares, any Converted Shares and any Dissenting Shares) shall be automatically converted into the right to receive the Transaction Consideration. From and after the First Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Transaction Consideration upon the surrender of such shares of Company Common Stock in accordance with Section 3.2, including the right to receive, pursuant to Section 3.1(e), cash in lieu of fractional shares of Parent Common Stock, if any, into which such shares of Company Common Stock have been converted pursuant to this Section 3.1(a), together with the amounts, if any, payable pursuant to Section 3.2(e).
(ii)    Cancellation of Company Common Stock; Certain Subsidiary Owned Shares.    Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time that is owned by Parent, Purchaser or Merger Sub 2 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time that is owned by any direct or indirect wholly owned Subsidiary of the Company or Parent (other than Purchaser or Merger Sub 2) shall be converted into such number of shares of Parent Common Stock equal to the sum of  (A) such number of shares of Parent Common Stock equal to the quotient of the Cash Consideration divided by the average of the highest and lowest price per share of Parent Common Stock on the Nasdaq on the Closing Date and (B) the Stock Consideration (the “Converted Shares”).
(iii)    Treatment of Purchaser Shares.    At the First Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser (the “Purchaser Common Stock”) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the First Surviving Corporation and shall constitute the only outstanding shares of capital stock of the First Surviving Corporation. From and after the First Effective Time, all certificates representing shares of Purchaser Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the First Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
All of the shares of Company Common Stock converted into the right to receive the Transaction Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the First Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the First Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Transaction Consideration and the Fractional Share Cash Amount (as defined below) into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 3.1(a), as well as any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 3.2(e).
(b)    Conversion of First Surviving Corporation Shares.    At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the Parties or holders of any securities of the First Surviving Corporation or of Merger Sub 2, (i) each membership interest of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a membership interest of the Surviving Company and (ii) all shares of common stock of the First Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.
(c)    Shares of Dissenting Stockholders.    Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock issued and outstanding immediately prior to the First Effective Time and held by a person (a “Dissenting Stockholder”) who has not tendered into the Offer and/or has not voted in favor of, or consented to, the adoption of this Agreement at any meeting of the Company’s stockholders held for such purpose or any adjournment or postponement thereof, and has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Company Common Stock (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Transaction Consideration as described in Section 3.1(a)(i), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder, after the First Effective Time, withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted as of the First Effective Time into the right to receive the Transaction Consideration pursuant to Section 3.1(a)(i). The Company shall give Parent prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands.
(d)    Certain Adjustments.    If, between the date of this Agreement and the First Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred (other than in connection with the Transactions), then the Transaction Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 3.1(d) shall be construed to permit the Company to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

(e)    No Fractional Shares.    No fractional shares of Parent Common Stock shall be issued in connection with the First Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 3.1(a)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the Parent Trading Price, rounded to the nearest one-hundredth of a cent by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the First Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock.
Section 3.2    Exchange of Certificates.
(a)    Appointment of Exchange Agent.    Prior to the First Effective Time, Parent shall appoint a bank or trust company (which bank or trust company shall be reasonably acceptable to the Company) to act as exchange agent (such exchange agent, which, if practicable, shall also be the depositary pursuant to the Offer, the “Exchange Agent”) for the payment of the Transaction Consideration in the Offer and the First Merger and shall enter into an agreement relating to the Exchange Agent’s responsibilities under this Agreement, which shall be in form and substance satisfactory to the Company.
(b)    Deposit of Transaction Consideration.    Parent shall deposit, or cause to be deposited, with the Exchange Agent, prior to or concurrently with the First Effective Time, cash sufficient to pay the aggregate Cash Consideration (together with, to the extent then determinable, the Fractional Share Cash Amount) payable in the First Merger to holders of Company Common Stock and shall deposit, or shall cause to be deposited, with the Exchange Agent, prior to or concurrently with the First Effective Time, evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration payable in the First Merger (such cash and certificates, together with any dividends or distributions with respect thereto, the “Exchange Fund”).
(c)    Exchange Procedures.    Promptly after the First Effective Time (and in any event within three (3) Business Days thereafter), Parent shall, and shall cause the Surviving Company to, cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 3.1(a)(i) into the right to receive the Transaction Consideration (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company shall reasonably agree) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Transaction Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(e) (collectively, the “Exchanged Amounts”). Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Transaction Consideration, including payment of the Fractional Share Cash Amount, and any amounts payable in respect of dividends or other distributions on shares of Parent common stock in accordance with Section 3.2(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.
(d)    Surrender of Certificates or Book-Entry Shares.    Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Exchanged Amounts. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the First Effective Time to represent only the right to receive, upon such surrender, the Exchanged Amounts. Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Exchanged Amounts that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Company Common Stock were converted into the right to receive the Exchanged Amounts shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Parent shall cause the Exchange Agent to exchange and deliver as promptly as reasonably practicable after the First Effective Time, the Exchanged Amounts in respect of each such share of Company Common Stock, and the Book-Entry Shares of such holder shall forthwith be cancelled.
(e)    Treatment of Unexchanged Shares.    No dividends or other distributions, if any, with a record date after the First Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into the right to receive shares of Parent Common Stock pursuant to Section 3.1(a)(i) until such holder shall surrender such share in accordance with this Section 3.2. After the surrender in accordance with this Section 3.2 of a share of Company Common Stock to be converted into the right to receive shares of Parent Common Stock pursuant to Section 3.1(a)(i), the holder thereof shall be entitled to receive (in addition to the Transaction Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article III) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Parent Common Stock issuable in respect of such share of Company Common Stock.
(f)    No Further Ownership Rights in Company Common Stock.    The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article III upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to any rights of Dissenting Stockholders). From and after the First Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Transaction Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.2(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(e)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the First Effective Time. From and after the First Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the First Surviving Corporation or the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the First Effective Time. If, at any time after the First Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares.
(g)    Investment of Exchange Fund.    The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding

$1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. No such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III, and following any losses from any such investment, or to the extent the cash portion of the Exchange Fund otherwise diminishes for any reason below the level required for the Exchange Agent to make cash payments pursuant to this Article III, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the First Effective Time in the amount of such losses or other shortfall, which additional funds will be deemed to be part of the Exchange Fund. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any cash amounts in excess of the amounts payable under Section 3.1, shall be promptly returned to Parent.
(h)    Termination of Exchange Fund.    Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 180 days after the First Effective Time shall be delivered to Parent, upon Parent’s demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article III shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Transaction Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article III without any interest thereon.
(i)    No Liability.    None of Parent, the Company, Purchaser or Merger Sub 2 or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Transaction Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Transaction Consideration or the cash to be paid in accordance with this Article III that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second (2nd) anniversary of the First Effective Time (or immediately prior to such earlier date on which the Transaction Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.
(j)    Withholding Rights.    Each of the Company, Parent, Purchaser, Merger Sub 2, the First Surviving Corporation, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable Tax Law. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.
(k)    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in customary amount as Parent or the Exchange Agent may reasonably require as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 3.2(h), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Transaction Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.
Section 3.3    Company Stock Options.
(a)    Each option to purchase shares of Company Common Stock granted pursuant to a Company Stock Plan that is outstanding immediately prior to the First Effective Time (each, a “Company Option”) shall, as of the First Effective Time, by virtue of the occurrence of the Closing and without any action on the part of any holder of such Company Option, become fully vested and be cancelled and shall only entitle the holder of such Company Option to receive (without interest), in respect of each share of Company Common Stock underlying such Company Option, as soon as reasonably practicable after the First Effective Time, an amount of cash and a number of shares of Parent Common Stock equal to (i) the

Transaction Consideration multiplied by (ii) a number of shares of Company Common Stock equal to (1) $230.00 minus the corresponding per share exercise price of such Company Option, divided by (2) $230.00, with the cash portion of such amount rounded down to the nearest cent and with the portion of such amount payable in shares of Parent Common Stock rounded down to the nearest one thousandth of a share (the “Option Consideration”); provided that, each holder of a Company Option who would otherwise be entitled to receive a fraction of a share of Parent Common Stock pursuant to this Section 3.3(a) in respect of a Company Option (after aggregating all of the Option Consideration due with respect to all shares of Company Common Stock underlying such Company Option) will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded down to the nearest cent. For the avoidance of doubt, each Company Option that has a per share exercise price that equals or exceeds $230.00 shall be cancelled and shall cease to exist without entitling the holder thereof to receive any payment under this Section 3.3(a) in accordance with the terms of the applicable Company Stock Plan.
(b)    Each restricted stock unit awarded in respect of shares of Company Common Stock granted under a Company Stock Plan that is outstanding as of the First Effective Time (each, a “Company RSU Award”), other than any Rolled 2015 RSU Award (as defined in and adjusted pursuant to the terms of Section 3.3(c) below) shall, by virtue of the occurrence of the Closing and without any action on the part of any holder of such Company RSU Award, as of the First Effective Time, become fully vested and be cancelled and shall only entitle the holder of such Company RSU Award to receive (without interest), as soon as reasonably practicable after the First Effective Time, an amount in cash and a number of shares of Parent Common Stock equal to the Transaction Consideration, as determined in accordance with Section 1.1(a) and subject to Section 1.1(e), in respect of each share of Company Common Stock subject to such Company RSU Award outstanding immediately prior to the First Effective Time (the “RSU Consideration”); provided that with respect to any Company RSU Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be settled at the First Effective Time without triggering a Tax or penalty under Section 409A of the Code, the RSU Consideration shall be paid to the applicable Company RSU Award holder at the earliest time permitted under the applicable Company Stock Plan and the applicable Company RSU Award award agreement that will not trigger a Tax or penalty under Section 409A of the Code.
(c)    Notwithstanding the foregoing, with respect to each 2015 RSU Award (as defined below) that is outstanding as of the First Effective Time: (i) fifty percent (50%) of such 2015 RSU Award (such portion of each 2015 RSU Award, the “Rolled 2015 RSU Award”) outstanding immediately prior to the First Effective Time shall be converted into a restricted stock unit award in respect of the number of shares of Parent Common Stock, rounded to the nearest whole share, determined by multiplying (x) the number of shares of Company Common Stock subject to such Rolled 2015 RSU Award by (y) the RSU Exchange Ratio (an “Adjusted RSU Award”), with each Adjusted RSU Award to continue to be subject to the same terms and conditions as were applicable to the related Rolled 2015 RSU Award immediately prior to the First Effective Time (including accelerated vesting upon a termination without “cause” or resignation for “good reason” (each, as defined in Section 6.1(b)(iv) of the Company Disclosure Schedule) within two (2) years following the First Effective Time); and (ii) the remaining 50% of each 2015 RSU Award shall be treated in the same manner and on the same terms as any other Company RSU Award in accordance with the provisions of Section 3.3(b) above. For purposes of this Agreement, the term “2015 RSU Award” means a Company RSU Award granted to an active employee of the Company or one of its Subsidiaries after the date of this Agreement and prior to the First Effective Time, as permitted pursuant to the provisions of Section 6.1(b)(iv) of the Company Disclosure Schedule and the term “RSU Exchange Ratio” means the sum of  (i) the Stock Consideration and (ii) the quotient of the Cash Consideration, divided by the Parent Trading Price.
(d)    All applicable Taxes required to be withheld with respect to the payment of the Option Consideration and the RSU Consideration, respectively, as provided in Section 3.2(j), shall first be withheld from the cash portion of the Option Consideration payment and the RSU Consideration payment, respectively. Prior to the First Effective Time, the Company Board of Directors and/or the appropriate committee thereof shall adopt resolutions and shall take all such other actions as are necessary to effectuate the treatment of the Company Options and Company RSU Awards (collectively, the “Company Stock Awards”) as contemplated by this Section 3.3. As soon as reasonably practicable following the First

Effective Time, Parent shall file one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms) with respect to Parent Common Stock underlying the Adjusted RSU Awards pursuant to this Section 3.3.
(e)    (i) Each outstanding offering period in progress as of the date of this Agreement (each, an “Offering Period”) under the Company Employee Stock Purchase Plan (the “ESPP”) shall terminate at the earlier of  (x) the scheduled purchase date for such Offering Period and (y) the date that is seven (7) Business Days prior to the Acceptance Time, or, if an Offer Termination has occurred, the First Effective Time, and be the final offering period under the ESPP, (ii) the accumulated contributions of each ESPP participant under the ESPP will be used to purchase Company Common Stock on the earlier of  (x) the scheduled purchase date for such Offering Period and (y) the date that is seven (7) Business Days prior to the Acceptance Time, or, if an Offer Termination has occurred, the First Effective Time (with any participant payroll deductions not applied to the purchase of shares returned to the participant), and (iii) the ESPP shall terminate prior to the Acceptance Time, or, if an Offer Termination has occurred, prior to the First Effective Time. No participant may elect to participate in the ESPP after the date of this Agreement and no participant may increase their payroll deductions from those in effect on the date of this Agreement. The Company shall pass resolutions as and when necessary for the treatment of the ESPP and the purchase rights under the ESPP as contemplated by this Section 3.3(e).
Section 3.4    Further Assurances.    If at any time before or after the First Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Mergers or to carry out the purposes and intent of this Agreement at or after the First Effective Time, then, subject to the terms and conditions of this Agreement, Parent, Purchaser, Merger Sub 2, the Company, the First Surviving Corporation and the Surviving Company and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Mergers and to carry out the purposes and intent of this Agreement.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed (i) in the publicly available Company SEC Documents filed with or furnished to the SEC (including the exhibits and schedules thereto) since December 31, 2013 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document that is in any risk factor section, or in any other section to the extent they are forward-looking statements or are similarly non-specific, predictive, cautionary or forward-looking in nature), where the relevance of the information to a particular representation or warranty is reasonably apparent on the face of such disclosure or (ii) in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any section of such Company Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure applies to another representation or warranty), the Company represents and warrants to Parent as follows:
Section 4.1    Organization.
(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the (i) Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so organized or in existence, qualified or licensed or to have such power, authority or approvals or be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation (the “Company Certificate”) and bylaws (which bylaws shall have been amended by the Company Board of Directors to include a forum selection bylaw prior to the date hereof) (the “Company Bylaws”) (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents (the “Organizational Documents”) for each Subsidiary of the Company, in each case, as amended through the date hereof. The Company Organizational Documents are in full force and effect and the Company is not in violation of their provisions. Except as has not had and would not be reasonably expected to have, a Company Material Adverse Effect, the Organizational Documents of the Subsidiaries of the Company are in full force and effect and no Subsidiary is in violation of its Organizational Documents. Section 4.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company and any joint ventures, partnerships or similar arrangements in which the Company or its Subsidiaries has a limited liability, partnership or other equity interest (or any other security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any interest in any person) (and the amount and percentage of any such interest) as of the date of this Agreement.
Section 4.2    Capital Stock and Indebtedness.
(a)    The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of April 30, 2015, (i) 37,167,098 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) no shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, (iv) 4,306,710 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which amount (A) 30,000 shares of Company Common Stock were subject to outstanding Company RSU Awards (assuming, if applicable, satisfaction of any performance vesting conditions at maximum levels) and (B) 3,033,497 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options, (v) 128,719 shares of Company Common Stock are reserved for issuance in respect of the ESPP, and (vi) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.2(a) and Section 4.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests, (4) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary (other than a wholly owned Subsidiary of the Company) or (5) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock (other than in connection with Company Benefit Plans and other employee or contractor compensation arrangements) or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries. Since April 30, 2015 through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Stock Awards in accordance with their respective terms).

(b)    Section 4.2(b) of the Company Disclosure Schedule sets forth a list that is true and complete in all material respects of the number of Company Stock Awards outstanding, and the weighted average exercise price with respect to the Company Options, in each case, as of the date of this Agreement.
(c)    The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. No Subsidiary of the Company owns any shares of capital stock of the Company.
Section 4.3    Corporate Authority Relative to this Agreement; No Violation.
(a)    The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Mergers (subject to, if an Offer Termination has occurred, adoption of this Agreement by holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”)). The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, including the Offer and the Mergers, have been duly and validly authorized by the Company Board of Directors and, other than as set forth in Section 4.3(d), no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the consummation of the Transactions, other than, if an Offer Termination has occurred, the Company Stockholder Approval. The Company Board of Directors has unanimously (i) determined that the terms of the Transactions, including the Offer and the Mergers, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interest of the Company and its stockholders to enter into, and declared advisable, this Agreement, (iii) approved the execution and delivery by the Company of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions, including the Offer and the Mergers, upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the holders of shares of Company Common Stock (A) accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer and (B) adopt this Agreement at any meeting of the Company’s stockholders held for such purpose and any adjournment or postponement thereof.
(b) The affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock is the only vote of the holders of any class or series of Company capital stock that, absent Section 251(h) of the DGCL, would have been necessary under applicable Law and the Company Certificate and Company Bylaws to adopt, approve or authorize this Agreement and to consummate the First Merger.
(c)    This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent, Purchaser and Merger Sub 2, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief  (the “Enforceability Exceptions”).
(d)    Other than in connection with or in compliance with (i) the filing of the Certificates of Merger with the Delaware Secretary, (ii) the filing of the Offer Documents, Schedule 14D-9, Forms S-4 (including the Offer Prospectus and Merger Proxy Statement/Prospectus), with the SEC and any amendments or supplements thereto and declaration of effectiveness of the applicable Form S-4, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of the Nasdaq, (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other requisite clearances or approvals under any other applicable Antitrust Laws, (viii) the approvals set forth in Section 4.3(d) of the Company Disclosure Schedule (clauses (i) through (viii) collectively, the “Company Approvals”), and

(ix) such other authorizations, consents, orders, licenses, permits, approvals, registrations, declarations and notice filings, the failure of which to be obtained would not have a Company Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of any of the Transactions, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, including the Mergers.
(e)    The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or the Organizational Documents of the Company’s Subsidiaries or (iii) conflict with or violate any applicable Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (i) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.
(f)    The Company has not opted out of Section 251(h) of the DGCL in the Company Certificate.
Section 4.4    Reports and Financial Statements.
(a)    The Company and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since December 31, 2012 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act“), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since December 31, 2012, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents.
(b)    (i) Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) presents fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and (ii) each of the Company’s consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) (such changes in stockholders’ equity and cash flows, together with the consolidated balance sheets referred to in clause (i) (and the related notes and schedules), the “Company Financial Statements”) presents fairly, in all material respects, or, in the case of Company SEC Documents filed after the date hereof, will present fairly, in all material respects, the results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in the case of each of clause (i) and clause (ii) of this Section 4.4(b), in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of notes and footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) the Company Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries and (iv) the Company Financial Statements comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. PricewaterhouseCoopers LLC has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(c)    Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).
(d)    Since December 31, 2012, (i) none of the Company nor any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a violation of securities Laws or breach of fiduciary duty by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Company Board of Directors or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.
Section 4.5    Internal Controls and Procedures.    The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or 15d-5 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.
Section 4.6    No Undisclosed Liabilities.    There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2014 (including any notes thereto), (b) Liabilities incurred in connection with this Agreement and the Transactions, (c) Liabilities incurred in the ordinary course of business since December 31, 2014, and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7   Compliance with Law; Permits.
(a)   The Company and its Subsidiaries are, and since December 31, 2012 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities including Company Regulatory Agencies (collectively, “Laws” and each, a “Law”), except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2012, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity, including, without limitation, any Company Regulatory Agency, regarding any actual or possible failure to comply with any material Law in any material respect.
(b)   The Company and its Subsidiaries (A) hold, and have at all times since December 31, 2012 held, all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, including Company Regulatory Agencies, necessary for the lawful operation of the businesses of the Company and its Subsidiaries (the “Company Permits”), and (B) have filed all tariffs, reports, notices and other documents with all applicable Governmental Entities, including Company Regulatory Agencies, and have paid all fees and assessments due and payable, in each case in connection with such Company Permits, except, in the case of each of clause (A) and (B), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened by a Governmental Entity in writing and (ii) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits.
(c)   None of the Company nor its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has violated or is in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, nor, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries; (iv) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries; or (vi) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.
Section 4.8   Certain Regulatory Matters.
(a)   Each medicinal or pharmaceutical product, product candidate or therapy that is or has since November 2, 2011 been researched, developed, tested (including through clinical trials), manufactured and stored on behalf of the Company or any of its Subsidiaries (each, a “Company Product”) is being done so in compliance with all applicable Health Laws, except for any noncompliance that is not, or would not reasonably be expected to have, a Company Material Adverse Effect. The Company and its Subsidiaries own or have the right to use all data collected in the course of any clinical trials conducted since November 2, 2011, to the extent allowed by applicable privacy laws and informed consents received, including the right to use such data in submissions to any Company Regulatory Agency, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)   Section 4.8(b) of the Company Disclosure Schedule lists all material Registrations made between November 2, 2011 and the date of this Agreement. Complete and accurate copies of all such Registrations, and all correspondence with any Company Regulatory Agency with respect to such Registrations, have been made available to Parent. Since November 2, 2011, the Company and its Subsidiaries have never imported for sale, exported for sale, marketed for sale, sold, offered for sale, distributed for sale, processed for sale or packaged for sale any Company Products.
(c)   The Company has made available to Parent complete, true and correct copies of all non-ministerial correspondence (including letters, memoranda, emails and formal summaries of meetings, phone calls, conversations and teleconferences whether written or electronic) to or from any Company Regulatory Agency and the Company or its Subsidiaries or any person acting for or on behalf of the Company or its Subsidiaries, including relating to clinical trials or proposed clinical trials of sebelipase alfa, SBC-103 and SBC-105 (collectively, the “Lead Product Candidates”) and material data from such trials or preclinical testing of the Lead Product Candidates, testing required or recommended for approval of the Lead Product Candidates, quality systems inherently related to the Lead Product Candidates, the manufacture of the Lead Product Candidates, inspection of facilities, audit reports or the pricing of or reimbursement for the Lead Product Candidates (whether for commercial sale, named patient or compassionate or similar use) and any other non-ministerial correspondence relating to labeling or product approval of the Lead Product Candidates.
(d)   As of the date of this Agreement, no clinical trial in respect of any of the Lead Product Candidates has been suspended, put on hold or terminated prior to completion, and, no investigational drug trial application that is required to be submitted to a Company Regulatory Agency before beginning clinical testing in human subjects for any of the Lead Product Candidates has been suspended, withdrawn, rejected or refused, in each case, as a result of any action by a Company Regulatory Agency or voluntarily by the Company. As of the date of the Agreement, the Company has not received any written notice or other written communication indicating that a Company Regulatory Agency has commenced or threatened to initiate any action to withdraw approval or terminate clinical development of any of the Lead Product Candidates or to enjoin the manufacturing or testing of any of the Lead Product Candidates. To the knowledge of the Company, as of the date of this Agreement, there are no adverse effects, facts, changes, circumstances, events, occurrences, conditions or developments that are reasonably likely to adversely affect the approval of any of the Lead Product Candidates.
(e)   Since December 31, 2012, all reports, applications, documents, claims, permits and notices required to be filed, maintained or furnished to any Company Regulatory Agency by the Company and any Subsidiary of the Company have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, applications, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing filed prior to the date hereof).
(f)   Since December 31, 2012, neither the Company, nor any of its Subsidiaries, nor to the knowledge of the Company, any of their respective directors, officers, employees or agents, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or similar policies of any other Company Regulatory Agency set forth in any applicable Health Laws, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on the Company and its Subsidiaries, taken as a whole.
(g)   None of the Company, any Subsidiary of the Company or, to the knowledge of the Company, any of their respective directors, officers, employees or agents (i) is or has been a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Entity concerning compliance with federal health care program requirements; (ii) is or has been debarred, excluded or received notice of action or threat of action with respect to debarment, exclusion or other actions under the provisions of 21 U.S.C. Section 335 (a), (b) or (c), 42 U.S.C. Section 1320a-7 or any equivalent Laws in any other applicable jurisdiction; or (iii) has received written notice of or been subject to any other material enforcement action involving any Governmental Entity, including any suspension, consent decree, notice of criminal investigation, indictment, sentencing memorandum, plea agreement, court order or target or no-target letter, and none of the foregoing are pending or, to the knowledge of the Company, threatened against the same.
(h)   The Company and its Subsidiaries are, and have been since December 31, 2012, in compliance in all material respects with all applicable security and privacy standards regarding protected health information under (i) the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. Section 3801 et seq.) or any foreign equivalent Law, (ii) other applicable privacy Laws, and (iii) its internal policies and procedures. There are no actions, suits, inquiries, investigations, proceedings or claims of any nature or subpoenas, civil investigative demands or other requests for information relating to potential violations of security or privacy Laws, in each case pending (or to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries.
Section 4.9   Environmental Laws and Regulations.   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) there are no investigations, actions, suits, proceedings (whether administrative or judicial) pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging non-compliance with or other Liability under any Environmental Law, (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations as presently conducted, and compliance with the terms and conditions thereof) since December 31, 2012, (iii) to the knowledge of the Company, since December 31, 2012, there have been no Releases at any Company Leased Real Property of Hazardous Materials by the Company or any of its Subsidiaries that would reasonably be expected to give rise to any Liability to the Company or its Subsidiaries, (iv) to the knowledge of the Company, no Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by the Company or its Subsidiaries that could reasonably be expected to result in Liabilities under applicable Environmental Laws, (v) none of the Company and its Subsidiaries is subject to any Order or any indemnity obligation or other Contract with any other person that could reasonably be expected to result in Liabilities to the Company and its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases, and (vi) none of the Company and its Subsidiaries has received any unresolved claim, written notice, written complaint or written request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or Liability under applicable Environmental Laws.
Section 4.10   Employee Benefit Plans.
(a)   Section 4.10(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) the Company Benefit Plan document (including all amendments and attachments thereto); (ii) written summaries of such Company Benefit Plan if it is not in writing; (iii) all related trust documents; (iv) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”); (v) the most recent determination letter from the IRS; (vi) the most recent summary plan description and any summary of material modifications thereto; (vii) all material filings and communications received from or sent to any Governmental Entity since December 31, 2012; and (viii) the most recent audited financial statement and/or actuarial valuation.
(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan (other than any Company Benefit Plan maintained outside of the United States) has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any such Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding such Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company and/or its Subsidiaries in accordance with GAAP.

(c)   Section 4.10(c) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and its related trust, for the most recent cycle applicable to such Qualified Plan, and such determination letter has not been revoked (nor, to the knowledge of the Company and its Subsidiaries, has revocation been threatened), and, to the knowledge of the Company and its Subsidiaries, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust or materially increase the costs relating thereto. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.
(d)   None of the Company nor its Subsidiaries nor any of their respective ERISA Affiliates has in the last six (6) years maintained, established, contributed to or been obligated to contribute to any plan that is (i) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA or (ii) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.
(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company and its Subsidiaries, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted with respect to the Company Benefit Plans (including, for the avoidance of doubt, any claims, lawsuits or arbitrations relating to any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company, any of its Subsidiaries or any of their ERISA Affiliates has incurred (either directly or indirectly, including as a result of any indemnification obligation) any Liability under or pursuant to Title I of ERISA or the penalty, excise Tax or joint and several Liability provisions of the Code relating to employee benefit plans, and (ii) no event, transaction or condition has occurred or exists that could be expected to result in any such Liability to the Company, any of its Subsidiaries, any of their ERISA Affiliates or, after the First Effective Time, Parent or any of its Affiliates.
(f)   Neither the Company nor any of its Subsidiaries, sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement medical or death benefits (whether or not insured) with respect to former or current directors or employees, or their respective beneficiaries or dependents, beyond their retirement or other separation from service (including any obligation with respect to any such employee benefit plan that the Company or any of its Subsidiaries may have sponsored prior to the date hereof), except as required by Section 4980B of the Code or comparable U.S. state Laws or applicable non-U.S. Laws.
(g)   Except as set forth on Section 4.10(g) of the Company Disclosure Schedule, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, consultant or officer, (iii) trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company’s rights to amend, merge, terminate, or receive a reversion of material assets from any Company Benefit Plan, (iv) result in the forgiveness of Indebtedness for the benefit of any current or former employee, or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Company Benefit Plan, or other contract, agreement, plan or arrangement provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.
(h)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in compliance with its terms and the applicable statutes or governmental regulations and rulings relating to such plans, (ii) if intended to qualify for special tax treatment, has met (and continues to meet) all requirements for such treatment, and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book- reserved, as appropriate, based upon reasonable actuarial assumptions.
(i)   Section 4.10(i) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Awards outstanding as of May 4, 2015, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Stock Award, (iii) the grant date of each such Company Stock Award, (iv) the exercise price for each such Company Stock Award, to the extent applicable, (v) the expiration date of each such Company Stock Award, to the extent applicable and (vi) whether such Company Stock Award is intended to qualify as an “incentive stock option” as defined in Section 422 of the Code (such schedule, the “Company Equity Schedule”). With respect to each grant of a Company Stock Award, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the Nasdaq, (ii) each Company Option has been granted with a per-share exercise price at least equal to the per-share fair market value, as determined under Section 409A of the Code, of a share of Company Common Stock on the applicable date of grant, and (iii) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.
Section 4.11   Absence of Certain Changes or Events.
(a)   Other than in connection with the negotiation and execution of this Agreement, since December 31, 2014 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business and none of the Company or any Subsidiary of the Company has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 6.1(b)(vi), (vii), (viii), (ix) or (x).
(b)   Since December 31, 2014, there has not been any fact, change, circumstance, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.12   Investigations; Litigation.   Except as would not, individually or in the aggregate, reasonably be expected to be material to any of Lead Product Candidates or to the Company and its Subsidiaries taken as whole, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations or proceedings or claims of any nature or subpoenas, civil investigative demands or other requests for information relating to potential violations of Law, in each case pending (or, to the knowledge of the Company, threatened) against the Company or any of its Subsidiaries and (c) there are no Orders of any Governmental Entity against the Company or any of its Subsidiaries. Section 4.12 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, inquiries, investigations, proceedings or claims other than worker’s compensation or personal injury claims, in each case pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries.
Section 4.13   Information Supplied.   The information supplied by the Company expressly for inclusion in the Offer Documents, the Schedule 14D-9 and the Forms S-4 (including the Offer Prospectus and Merger Proxy Statement/Prospectus) will not, at the time the Offer Documents, the Schedule 14D-9, the Offer Prospectus and Merger Proxy Statement/Prospectus (and any amendment or supplement thereto) are first mailed to the stockholders of the Company or at the time the applicable Form S-4 is declared effective by the SEC, or on the date that the Offer is consummated or on the date of the Company Stockholder Meeting, if any, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9, the Offer Prospectus, the Merger Proxy Statement/Prospectus or the

Forms S-4 which were not supplied by or on behalf of the Company. Each of the Schedule 14D-9 and the Merger Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.
Section 4.14   Tax Matters.   (a)   Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, and, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:
(i)   Each of the Company and its Subsidiaries has prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it and all such Tax Returns are true, complete and accurate.
(ii)   Each of the Company and its Subsidiaries has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), except for Taxes for which adequate reserves have been established, in accordance with GAAP, on the Company Financial Statements.
(iii)   Each of the Company and its Subsidiaries has complied with all applicable Law relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.
(iv)   No Tax Returns of the Company and its Subsidiaries have been examined, and neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to Taxes or agreed to any extensions of time with respect to a Tax assessment or deficiency.
(v)   All assessments for Taxes due from the Company or any of its Subsidiaries with respect to completed and settled audits or examinations or any concluded litigation have been timely paid in full.
(vi)   No deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn.
(vii)   There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of any Taxes or Tax matters of the Company or any of its Subsidiaries.
(viii)   There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable.
(ix)   Neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company), (ii) is a party to any agreement or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than an agreement or arrangement solely between or among the Company and/or its Subsidiaries) or (iii) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Law), as transferee, successor, or otherwise.
(x)   The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the date of such Company Financial Statements and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date are adequate to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the Closing Date.
(b)   None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two (2)-year period ending on the date hereof.

(c)   None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision of state, local or foreign Law).
(d)   As of December 31, 2014, the consolidated federal income Tax Return group of which the Company is the common parent had (i) federal and state net operating loss carryforwards of at least $130,000,000 and $108,000,000, respectively, and (ii) federal orphan drug credits and federal and state research tax credit carryforwards of at least $110,000,000.
(e)   Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, or, if an Offer Termination occurs, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.15   Employment and Labor Matters.
(a)   Since December 31, 2012, (i) neither the Company nor any of its Subsidiaries is or has been, a party to any collective bargaining agreement, labor union contract, or trade union agreement (each, a “Collective Bargaining Agreement”), (ii) no employee is or has been represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries and (iii) to the knowledge of the Company, there have been no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. Since December 31, 2012, there has been no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries.
(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and (ii) none of the Company nor any of its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have complied with all laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and independent contractors, and equitable pay practices) and other laws in respect of any reduction in force (including notice, information and consultation requirements), and (ii) no claims relating to non-compliance with the foregoing are pending or, to the knowledge of the Company, threatened. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws, the Company and its Subsidiaries have not been reassessed under such Laws since December 31, 2012, and (ii) there are no claims that may affect the accident cost experience of the Company or its Subsidiaries.
Section 4.16   Intellectual Property.
(a)   With respect to the Intellectual Property owned by, or exclusively licensed (other than pursuant to the Exclusive License Agreement, dated May 13, 2009, by and between Abbey and Regents of the University of Minnesota) to, the Company and each Subsidiary of the Company (collectively, the “Company Owned Intellectual Property”), Section 4.16(a) of the Company Disclosure Schedule sets forth, to the knowledge of the Company, in each case as of the date hereof, an accurate and complete list of all: (i) Patents, including the patent number or application serial number, the date issued or filed, and the current status; (ii) registrations for and applications to register Trademarks, including the application serial number or registration number, for each country or regional filing, and the class of goods covered; (iii) Domain Names, including the registration date, any renewal date and name of registry; and (iv) registrations for and applications to register Copyrights, including the number and date of registration for each country or regional filing in which a Copyright has been registered (clauses (i) through (iv), collectively, the “Company Registered Intellectual Property”). Except as set forth in Section 4.16(a) of the Company Disclosure Schedule, to the knowledge of the Company as of the date of this Agreement, none of the Company Registered Intellectual Property (x) has expired, been canceled or been abandoned, except (A) for such expirations, cancelations and abandonments intended or permitted by the Company in its reasonable business judgment or by the third party controlling prosecution and maintenance thereof in its reasonable business judgment, or (B) in accordance with the expiration of its ordinary term, or (y) has been held invalid or unenforceable by a court or other tribunal of competent jurisdiction. With respect to Patents (other than any provisional patent applications) covering subject matter directed to Lead Product Candidates, to the knowledge of the Company, there is no material prior art, prior use, prior sale or other novelty defeating acts that were not submitted to relevant Governmental Entities that applicable law would require to be submitted. To the knowledge of the Company, each granted Patent, registered Trademark and registered Copyright of Company Registered Intellectual Property is valid, subsisting and enforceable.
(b)   To the knowledge of the Company, the research, development and manufacture of the Lead Product Candidates by or on behalf of Company prior to the date of this Agreement has been performed without infringing any granted Patent or misappropriating any Trade Secret or confidential information that is owned or controlled by a third party. To the knowledge of the Company, the Company has not received any written notice from any third party asserting or alleging that any research, development or manufacturing of any of the Lead Product Candidates infringed or misappropriated Intellectual Property of such third party. To the knowledge of the Company, all Company Owned Intellectual Property that is owned by the Company or its Subsidiaries and all material Company Owned Intellectual Property that is exclusively licensed by the Company and directed to Lead Product Candidates is free and clear of all Liens (except for Permitted Liens or licenses granted to the Company or its Subsidiaries). Other than the Company Owned Intellectual Property exclusively licensed to the Company under the Contracts set forth in Section 4.16(b) of the Company Disclosure Schedule, the Company is the sole owner of all Company Owned Intellectual Property.
(c)   Except as set forth in Section 4.16(c) of the Company Disclosure Schedule, to the knowledge of the Company: (i) there are no proceedings, claims, or actions that have been instituted or are pending against the Company or any Subsidiary of the Company, or are threatened, that challenge the Company’s or any of its Subsidiaries’ ownership of or right to practice any material Company Owned Intellectual Property; (ii) there are no interference, opposition, post-grant review, reissue, reexamination, or other similar proceeding is or has been pending or threatened, in which the scope, validity, enforceability, or ownership of any application for a Patent or Patent included in the material Company Registered Intellectual Property is being or has been contested or challenged; (iii) the Company has not received any notice alleging the invalidity or unenforceability of the Company Registered Intellectual Property or any infringement or misappropriation of any other person’s Intellectual Property; (iv) none of the Company Owned Intellectual Property is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity affecting adversely the rights of the Company or any Subsidiary of the Company with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (v) no person has infringed upon or misappropriated any of the Company Owned Intellectual Property, or has claimed any ownership interest in any Company Owned Intellectual Property that is owned by the Company, or is currently doing so.
(d)   To the knowledge of the Company (i) there has been no misappropriation of any material Trade Secret owned by the Company by any person; (ii) no employee, independent contractor or agent of the Company or any Subsidiary of the Company has misappropriated any material Trade Secret of any other person in the course of performance as an employee, independent contractor or agent creating or contributing to the Company Owned Intellectual Property; and (iii) no employee, independent contractor or agent of the Company or any Subsidiary of the Company is in material default or material breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of the Company Owned Intellectual Property. The Company and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity and security of the Company’s and its Subsidiaries’ material Trade Secrets and third party confidential information provided to the Company or any of its Subsidiaries. There are no claims pending or, to the knowledge of the Company, threatened against the Company or the Company Subsidiaries alleging a violation of any third person’s privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(e)   To the knowledge of the Company, all inventors of inventions within (i) Company Owned Intellectual Property that are owned by the Company or its Subsidiaries or (ii) Patents included in Company Owned Intellectual Property that are not owned by the Company or its Subsidiaries have assigned or have a contractual obligation to assign their entire right, title and interest in and to such inventions and the corresponding Intellectual Property to their respective employers.
Section 4.17   Property.   Neither the Company nor any of its Subsidiaries own any material real property. Except as would not reasonably be expected to have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such material property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens. Section 4.17 of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Leased Real Property as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Real Property Lease (a) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (b) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease, and (c) no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy any material Company Leased Real Property.
Section 4.18   Insurance.   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate; (b) all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, all premiums due on such policies have been paid by the Company or its Subsidiaries; and (c) neither the Company nor any of its Subsidiaries is in breach or default under such policies where such breach or default could permit cancellation, termination or modification of such insurance policies.
Section 4.19   Opinion of Financial Advisor.   The Company Board of Directors has received the oral opinion of Goldman, Sachs & Co., to be confirmed by delivery of a written opinion, to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Transaction Consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall, promptly following the execution of this Agreement by all Parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes, and it is agreed and understood that such written opinion was delivered for the information and assistance of the Company Board of Directors.
Section 4.20   Material Contracts.
(a)   Except for this Agreement, Contracts filed as exhibits to the Company SEC Documents or as set forth in Section 4.20 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:
(i)   any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii)   any Contract between the Company or any Subsidiary of the Company, on the one hand, and any officer, director or affiliate (other than a wholly owned Subsidiary of the Company) of the Company (or of any Subsidiary of the Company) or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any Subsidiary of the Company has an obligation to indemnify such officer, director, affiliate or family member, but not including any Company Benefit Plans;
(iii)   any Contract that imposes any restriction on the right or ability of the Company or any of its Subsidiaries to compete in any material respect (or that following the First Effective Time will restrict the ability of Parent and its Subsidiaries (other than the Company and its Subsidiaries) to compete) with any other person in any line of business, therapeutic area or geographic region or that contains any standstill or similar agreement pursuant to which the Company or its Subsidiaries has agreed not to acquire or dispose of the securities of another person;
(iv)   any Contract that obligates the Company or its Subsidiaries in any material respect (or following the First Effective Time, obligates Parent or its Subsidiaries (other than the Company and its Subsidiaries)) to conduct business with any third party on a preferential or exclusive basis or which contains “most favored nation” or similar covenants;
(v)   any material Contract that relates to the research, development, distribution, marketing (excluding Contracts with agencies that generate advertising disease awareness or marketing materials), supply or manufacturing of any of the Lead Product Candidates;
(vi)   any acquisition or divestiture Contract or material licensing agreement that contains indemnities or other obligation including “earnout” or other contingent payment obligations that would reasonably be expected to result in the receipt or making of future payments in excess of $5,000,000 in the twelve (12)-month period following the date hereof;
(vii)   any Collective Bargaining Agreement to which the Company or a Company Subsidiary is a party;
(viii)   any agreement relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of  $5,000,000;
(ix)   any Contract that grants any right of first refusal, right of first offer or similar right to a third party (including stockholders of the Company) with respect to any material assets, rights or properties of the Company or its Subsidiaries;
(x)   any Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations as of the date of this Agreement that are material to the Company or any of its Subsidiaries;
(xi)   (A) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries, and (B) any strategic alliance, collaboration, co-promotion or research and development project Contract, which, in the case of clause (B), is material to the Company and its Subsidiaries, taken as a whole;
(xii)   any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to the Company or any of its Subsidiaries, or (C) to grant liens on the property of the Company or any of its Subsidiaries;
(xiii)   any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person in excess of  $1,000,000 individually or $5,000,000 in the aggregate in the next twelve (12) months;
(xiv)   any settlement agreement (A) involving more than $50,000 or (B) not entered into in the ordinary course of business, in each case with the former employees of the Company or its Subsidiaries or independent contractors in connection with the cessation of such employee’s or independent contractor’s employment; and

(xv)   any Contract (A) granting the Company or one of its Subsidiaries any right to use any (i) Intellectual Property directly relating to the Lead Product Candidates or (ii) material Intellectual Property (other than Intellectual Property covered by clause (A)(i)), in each case, other than licenses in respect of commercially available software, (B) pursuant to which the Company or one of its Subsidiaries grants any third person the right to use (except pursuant to material transfer agreements), enforce or register any (i) Intellectual Property directly related to the Lead Product Candidates, or (ii) material Intellectual Property (other than Intellectual Property covered by clause (B)(i)), in each case that is owned by the Company or its Subsidiaries, including any license agreements, coexistence agreements and covenants not to sue or (C) restricting the right of the Company or its Subsidiaries to use, register, transfer, license, distribute or enforce any material Intellectual Property that is owned by the Company or its Subsidiaries.
All contracts of the types referred to in clauses (i) through (xv) above (whether or not set forth on Section 4.20 of the Company Disclosure Schedule) are referred to herein as “Company Material Contracts.” Except as stated otherwise in Section 4.20 of the Company Disclosure Schedule, the Company has made available to Parent prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement.
(b)    Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and, since December 31, 2012, no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default under the terms of any Company Material Contract, in each case, except as has not had and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect, (i) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions; (ii) there are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Material Contract; and (iii) neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract.
Section 4.21   Finders or Brokers.   Except for Goldman, Sachs & Co., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Offer or the Mergers. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and Goldman, Sachs & Co. relating to the Transactions.
Section 4.22   State Takeover Statutes.   Assuming the accuracy of the representations and warranties of Parent and the Merger Subs set forth in Section 5.16, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Voting and Support Agreements and the transactions contemplated hereby and thereby all applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in the Company Certificate or Company Bylaws.
Section 4.23   No Other Representations.   Except for the representations and warranties contained in this Article IV or in any certificates delivered by the Company in connection with the Offer, each of Parent, Purchaser and Merger Sub 2 acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or in connection with the Transactions.

Article V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS
Except as disclosed (i) in the publicly available Parent SEC Documents (including the exhibits and schedules thereto) filed with or furnished to the SEC since December 31, 2013 and prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document that is in any risk factor section, or in any other section to the extent they are forward-looking statements or are similarly non-specific, predictive, cautionary or forward-looking in nature), where the relevance of the information to a particular representation or warranty is reasonably apparent on the face of such disclosure, or (ii) in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule” and together with the Company Disclosure Schedule, the “Disclosure Schedules”) (provided that disclosure in any section of such Parent Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure applies to another representation or warranty), Parent and the Merger Subs jointly and severally represent and warrant to the Company as follows:
Section 5.1   Organization.
(a)   Each of Parent and Purchaser is a corporation, and Merger Sub 2 is a limited liability company, in each case, duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent’s Subsidiaries is (i) a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so organized or in existence, qualified or licensed or to have such power, authority or approvals or be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially delay the consummation of the Transactions.
(b)   Parent has made available to the Company prior to the date of this Agreement a true and complete copy of Parent’s certificate of incorporation and bylaws (the “Parent Organizational Documents”). The Parent Organizational Documents are in full force and effect and Parent is not in violation of its provisions.
Section 5.2   Capitalization.   The authorized capital stock of Parent consists of 290,000,000 shares of common stock, par value $0.0001 per share (the “Parent Common Stock”), and 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock”). As of May 4, 2015, (i) 202,968,852 and 199,613,272 shares of Parent Common Stock were issued and outstanding, respectively, (ii) 3,355,580 shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding, (iv) 7,216,828 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans in respect of outstanding and future awards (any such awards, collectively, “Parent Stock Awards”), (v) 6,951,847 shares of Parent Common Stock are issuable upon the exercise of outstanding options, (vi) 1,714,156 shares of Parent Common Stock are subject to outstanding performance-based restricted stock units under the Parent Stock Plans (assuming, if applicable, achievement of all performance goals at maximum level), (vii) 1,702,108 shares of Parent Common Stock are subject to outstanding restricted stock awards under the Parent Stock Plans and (viii) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Except as set forth in this Section 5.2, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary (other than a wholly owned Subsidiary of Parent) or (5) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock (other than in connection with Parent benefit plans and other employee or contractor compensation arrangements), or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries. Since May 4, 2015 through the date hereof, Parent has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Parent Stock Awards in accordance with their respective terms).
Section 5.3   Corporate Authority Relative to this Agreement; No Violation.
(a)   No vote of holders of capital stock of Parent is necessary, pursuant to applicable Law, the articles of incorporation or bylaws of Parent, pursuant to Nasdaq rules or otherwise, to approve this Agreement, the issuance of any Parent Common Stock to be exchanged for Company Common Stock pursuant to Article I or Article III or the Transactions. Each of Parent, Purchaser and Merger Sub 2 has the required corporate or comparable power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Mergers, subject only to the adoption of this Agreement by Parent as the sole stockholder of Purchaser and as the sole member of Merger Sub 2, both of which will occur immediately following the execution of this Agreement. The execution, delivery and performance of this Agreement by Parent and the Merger Subs and the consummation by each of them of the Transactions, including the Offer and the Mergers, have been duly and validly authorized by all necessary corporate or comparable action on the part of Parent and the Merger Subs, and, except as set forth in Section 5.3(b), no other corporate or comparable action on the part of any of Parent, Purchaser or Merger Sub 2 is necessary to authorize the execution and delivery by Parent and the Merger Subs of this Agreement and the consummation of the Transactions, including the Offer and the Mergers. The board of directors of Parent has approved this Agreement and the Transactions contemplated hereby, including the Offer and the Mergers, and the performance by it of its covenants and agreements contained herein. The board of directors or manager, as applicable, of each of the Merger Subs has unanimously (i) determined that the terms of the Transactions, including the Offer and the Mergers are fair to, and in the best interests of, such Merger Sub and its stockholders, (ii) determined that it is in the best interest of such Merger Sub to enter into, and declared advisable, this Agreement and (iii) approved the execution and delivery, by such Merger Sub, of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by the Merger Subs of their covenants and agreements contained herein and the consummation of the Transactions, including the Offer and the Mergers, upon the terms and subject to the conditions contained herein. This Agreement has been duly and validly executed and delivered by Parent and the Merger Subs and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and the Merger Subs and is enforceable against Parent and the Merger Subs in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.
(b)   Other than in connection with or in compliance with (i) the filing of the Certificates of Merger with the Delaware Secretary, (ii) the filing of the Offer Documents, the Schedule 14D-9, the Forms S-4 (including the Offer Prospectus and Merger Proxy Statement/Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the applicable Form S-4, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of the Nasdaq, (vii) the HSR Act and any other requisite clearances or approvals under any other applicable Antitrust Laws, (viii) the approvals set forth in Section 5.3(b) of the Parent Disclosure Schedule (items (i) through (viii) collectively, the “Parent Approvals”), and (ix) such other authorizations, consents, orders, licenses, permits, approvals, declarations, notice filings, the failure of which to be obtained would not have a Parent Material Adverse Effect or materially impede, interfere with, hinder or delay the consummation of any of the Transactions, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or the Merger Subs of the Transactions.
(c)   The execution and delivery by Parent and the Merger Subs of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any loss or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Parent Organizational Documents or the Organizational Documents of any Subsidiary of Parent, or (iii) conflict with or violate any applicable Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clauses (i) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or permit or materially impede, interfere with, hinder or delay the consummations of the Transactions.
(d)   Prior to the Acceptance Time, or, if an Offer Termination has occurred, prior to the First Effective Time, Parent will have taken all necessary action to permit it to issue the number of Parent Common Stock required to be issued in connection with the Purchaser’s obligations pursuant to Article I and Parent’s obligations pursuant to Article III. Such Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. Such Parent Common Stock, when issued, and the offering thereof, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.
Section 5.4   Reports and Financial Statements.
(a)   Parent and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since December 31, 2012 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since December 31, 2012, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents.
(b)   (i) Each of the consolidated balance sheets included in or incorporated by reference into Parent SEC Documents (including the related notes and schedules) presents fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and (ii) each of Parent’s consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows included in or incorporated by reference into Parent SEC Documents (including any related notes and schedules) (such changes in stockholders’ equity and cash flows, together with the consolidated balance sheet s referred to in clause (A) (and the related notes and schedules), the “Parent Financial Statements”) presents fairly, in all material respects, or, in the case of Parent SEC Documents filed after the date hereof, will present fairly, in all material respects, the results of operations and cash flows, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in the case of each of clause (i) and clause (ii) of this Section 5.4(b), in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of notes and footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) the Parent Financial Statements have been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries and (iv) the Parent Financial Statements comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. PricewaterhouseCoopers LLC has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(c)   Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).
(d)   Since December 31, 2012, (i) none of Parent or any Subsidiary of Parent, nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a violation of securities Laws or breach of fiduciary duty by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to Parent board of directors or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.
Section 5.5   Internal Controls and Procedures.   Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or 15d-5 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent board of directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.
Section 5.6   No Undisclosed Liabilities.   There are no Liabilities of Parent or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2014 (including any notes thereto), (b) Liabilities incurred in connection with this Agreement and the Transactions, (c) Liabilities incurred in the ordinary course of business since December 31, 2014, and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.7   Compliance with Law; Permits.
(a)   Parent and its Subsidiaries are, and since December 31, 2012 have been, in compliance with all applicable Laws except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect. Since December 31, 2012, neither Parent nor any of its Subsidiaries has received any written notice or, to the knowledge of Parent, other communication from any Governmental Entity, including, without limitation, any Parent Regulatory Agency, regarding any actual or possible failure to comply with any material Law in any material respect.
(b)   Parent and its Subsidiaries (A) hold, and have at all times since December 31, 2012 held, all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, including Parent Regulatory Agencies necessary for the lawful operation of the businesses of Parent and its Subsidiaries (the “Parent Permits”), and (B) have filed all tariffs, reports, notices and other documents with all applicable Governmental Entities, including Parent Regulatory Agencies, and have paid all fees and assessments due and payable, in each case in connection with such Parent Permits, except, in the case of each of clause (A) and clause (B), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) all Parent Permits are valid and in full force and effect, and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Parent Permit is threatened by a Governmental Entity in writing and (ii) Parent and each of its Subsidiaries is in compliance with the terms and requirements of all Parent Permits.
(c)   None of Parent or its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has violated or is in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, nor, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries; (iv) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries; or (vi) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.
Section 5.8   Certain Regulatory Matters.
(a)   Each medicinal or pharmaceutical product, product candidate or therapy that is or has been researched, developed, tested (including through clinical trials), manufactured and stored on behalf of the Parent or any of its Subsidiaries is being done so in compliance with all applicable Health Laws, except for any noncompliance that is not, or would not reasonably be expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries own or have the right to use all data collected in the course of any clinical trials, to the extent allowed by applicable privacy laws and informed consents received, including the right to use such data in submissions to any Parent Regulatory Agency, except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.
(b)   Since December 31, 2012, all reports, applications, documents, claims, permits and notices required to be filed, maintained or furnished to any Parent Regulatory Agency by Parent and any Subsidiary of Parent have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)   Since December 31, 2012, neither Parent, nor any of its Subsidiaries, nor to the knowledge of Parent, any of their respective directors, officers, employees or agents, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or similar policies of any other Parent Regulatory Agency set forth in any applicable Health Laws, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d)   None of Parent, any Subsidiary of Parent or, to the knowledge of the Parent, any of their respective directors or officers, (i) is a party to, or bound by, any individual integrity agreement or corporate integrity agreement with any Governmental Entity concerning compliance with federal health care program requirements; (ii) is or has been debarred, excluded or received written notice of action or threat of action with respect to debarment, exclusion or other actions under the provisions of 21 U.S.C. Section 335 (a), (b) or (c), 42 U.S.C. Section 1320a-7 or any equivalent Laws in any other applicable jurisdiction; or (iii) has received written notice of or been subject to any other material enforcement action involving any Governmental Entity, including any suspension, consent decree, notice of criminal investigation, indictment, sentencing memorandum, plea agreement, court order or target or no-target letter, and none of the foregoing are pending or, to the knowledge of Parent, threatened against the same.
(e)   Since December 31, 2012, neither Parent nor any Parent Subsidiary has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any material recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, or other notice or action to regulators or to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any product that is being researched, tested, developed, commercialized, manufactured, sold or distributed by Parent or any Parent Subsidiary, other than notices or actions that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To Parent’s knowledge, there are no facts which are reasonably likely to cause, and Parent has not received any written notice from the FDA or any other Parent Regulatory Agency regarding any Parent Regulatory Agency regulatory, compliance or enforcement action, including, but not limited to, (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by Parent or a Subsidiary of Parent (other than recalls, withdrawals or replacements that are not material to Parent or the Subsidiaries of Parent, taken as a whole), (ii) a termination or suspension of the manufacturing, marketing or distribution of any such products or (iii) a material negative change in reimbursement status of any such products, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(f)   Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance in all respects with all applicable security and privacy standards regarding protected health information under (i) the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. Section 3801 et seq.) or any foreign equivalent Law, (ii) other applicable privacy Laws, and (iii) its internal policies and procedures. Except as would not reasonably be expected to have a Parent Material Adverse Effect, there are no actions, suits, inquiries, investigations, proceedings or claims of any nature or subpoenas, civil investigative demands or other requests for information relating to potential violations of security or privacy Laws, in each case pending (or to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries.
Section 5.9   Absence of Certain Changes or Events.
(a)   Other than in connection with the negotiation and execution of this Agreement, since December 31, 2014 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.
(b)   Since December 31, 2014, there has not been any fact, change, circumstance, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.10    Investigations; Litigation.   Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of the Transactions, (a) there is no investigation or review pending (or, to the knowledge of

Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations or proceedings or claims of any nature or subpoenas, civil investigative demands or other requests for information relating to potential violations of Law, in each case pending (or, to the knowledge of Parent, threatened) against Parent or any of its Subsidiaries and (c) there are no Orders of any Governmental Entity specifically imposed upon Parent or any of its Subsidiaries.
Section 5.11   Intellectual Property.
(a)   To the knowledge of Parent, each granted Patent, registered Trademark and registered Copyright owned by or exclusively licensed to Parent and each Subsidiary of Parent that is material to the business of Parent taken as a whole (the “Parent Registered Intellectual Property” ) is valid, subsisting and enforceable.
(b)   Except as set forth in Section 5.11(a) of the Parent Disclosure Schedule, to the knowledge of Parent there are: (i) no proceedings, claims, or actions pending against Parent or any Subsidiary of Parent, or are threatened, that challenge Parent’s or any of its Subsidiaries’ ownership of or right to practice any Parent Registered Intellectual Property; (ii) no interference, opposition, post-grant review, reissue, reexamination, or other similar proceeding is pending or threatened, in which the scope, validity, enforceability, or ownership of any application for a Patent or Patent included in the Parent Registered Intellectual Property is being or has been contested or challenged; (iii) within eighteen (18) months prior to the effective date of this Agreement Parent has not received any written notice alleging the invalidity or unenforceability of the Parent Registered Intellectual Property or any infringement or misappropriation of any other person’s Intellectual Property; (iv) none of the Parent Registered Intellectual Property is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity affecting adversely the rights of Parent or any Subsidiary of Parent with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (v) no person has materially infringed upon or materially misappropriated any of the Parent Registered Intellectual Property, or has claimed any ownership interest in any Parent Registered Intellectual Property that is owned by Parent, or is currently doing so.
(c)   To the knowledge of Parent, Parent and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity and security of Parent’s and its Subsidiaries’ material Trade Secrets and third party confidential information provided to Parent or any of its Subsidiaries. There are no claims pending or threatened against Parent or Parent’s Subsidiaries alleging a violation of any third person’s privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
Section 5.12   Information Supplied.   The information supplied by Parent expressly for inclusion in the Offer Documents, the Schedule 14D-9 and the Forms S-4 (including the Offer Prospectus and Merger Proxy Statement/Prospectus) will not, at the time the Offer Documents, the Schedule 14D-9, the Offer Prospectus and the Merger Proxy Statement/Prospectus (and any amendment or supplement thereto) are first mailed to the stockholders of the Company or at the time the applicable Form S-4 is declared effective by the SEC, or on the date that the Offer is consummated, or on the date of the Company Stockholder Meeting, if any, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9, the Offer Prospectus, the Merger Proxy Statement/Prospectus or the Forms S-4 which were not supplied by or on behalf of Parent or the Merger Subs. The Offer Documents, the Offer Prospectus and the Forms S-4 will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder.
Section 5.13   Finders or Brokers.   Except for Lazard, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Offer or the Mergers.
Section 5.14   Financing.   Parent has delivered to the Company a true and complete copy of the Commitment Letter (with respect to each related fee letter, redacted for provisions related to fees, “flex” terms and other economic terms; provided that none of the redacted provisions could adversely affect the conditionality, availability or amount of the Financing (other than, with respect to the amount of the Financing, as a result of original issue discount resulting from the application of any pricing “flex”)). The Commitment Letter has not been amended or modified prior to the date hereof and, as of the date hereof, the commitments contained in the Commitment Letter have not been withdrawn, reduced, terminated or rescinded in any respect. Assuming the accuracy in all material respects of the representations and warranties of the Company set forth in this Agreement and the performance in all material respects by the Company of its obligations hereunder, at the Closing, the aggregate proceeds to be disbursed pursuant to the Financing, together with available cash of Parent, will be sufficient to pay the aggregate Cash Consideration, and any other amounts required to be paid hereunder in connection with the consummation of the transactions contemplated hereby and related fees and expenses. As of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding (including the availability of the funding) of the Financing other than as expressly set forth in the Commitment Letter. Parent has fully paid or caused to be paid any and all commitment fees and any other fees required by the Commitment Letter to be paid on or prior to the date hereof. As of the date of this Agreement, the Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to the Enforceability Exceptions), and is not subject to any conditions precedent related to the funding of the Financing that are not set forth in the Commitment Letter provided to the Company. Assuming the accuracy in all material respects of the representations and warranties of the Company set forth in this Agreement and the performance by the Company in all material respects of its obligations hereunder, as of the date of this Agreement, (i) no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, or to the knowledge of Parent, any other party, under the Commitment Letter and (ii) Parent reasonably believes that the conditions to the Financing contemplated in the Commitment Letter to be satisfied by Parent will be satisfied, at or prior to the time contemplated hereunder for the Closing.
Section 5.15   Merger Subs.   The authorized capital stock of Purchaser consists solely of 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Purchaser and all of the equity interest of Merger Sub 2 are, and at the Acceptance Time (if any), First Effective Time and (solely with respect to Merger Sub 2) Second Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent (free and clear of all Liens). Since their respective dates of incorporation or organization, Purchaser and Merger Sub 2 have not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of their respective obligations hereunder and matters ancillary thereto.
Section 5.16   Ownership of Company Common Stock.   As of and for the three (3) years prior to the date of this Agreement, neither Parent nor any of its Subsidiaries (nor any of their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL)) “owns” or “owned” (as such terms are defined in Section 203 of the DGCL) any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. Other than the Voting and Support Agreements, there are no voting trusts or other agreements or understanding to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.
Section 5.17   Tax Matters.   Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, or, if an Offer Termination occurs, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 5.18   No Other Representations.   Except for the representations and warranties contained in this Article V, the Company acknowledges that neither the Parent nor the Merger Subs nor any person on behalf of Parent or the Merger Subs makes any other express or implied representation or warranty with respect to Parent or the Merger Subs or any of its Subsidiaries or in connection with the Transactions.

Article VI.
COVENANTS AND AGREEMENTS
Section 6.1   Conduct of Business.
(a)   During the period from the date hereof until the First Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the other Party, (iii) as may be required or expressly permitted by this Agreement or (iv) as set forth in Section 6.1 of the Company Disclosure Schedule or Section 6.1 of the Parent Disclosure Schedule (as applicable), each of the Company and Parent shall and shall cause each of their respective Subsidiaries to, conduct its business in the ordinary course of business in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, keep available the services of key employees and maintain satisfactory relationships with Governmental Entities, customers and suppliers; provided, however, that (x) no action taken by the Company or its Subsidiaries with respect to matters specifically addressed by clauses (i) through (xx) of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision and (y) that no action taken by the Parent or its Subsidiaries with respect to matters specifically addressed by clauses (i) through (iv) of Section 6.1(c) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.
(b)   During the period from the date hereof until the First Effective Time, except (1) as may be required by applicable Law, (2) with the prior written consent of Parent, (3) as may be required or expressly permitted by this Agreement, or (4) as set forth in Section 6.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:
(i)   amend the Company Organizational Documents or the Organizational Documents of the Company’s Subsidiaries, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Organizational Documents of the Company’s Subsidiaries, except as contemplated by the Proxy Statement filed by the Company on April 28, 2015;
(ii)   split, combine or reclassify any of its capital stock;
(iii)   make, declare or pay any dividend, or make any other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any direct or indirect wholly owned Subsidiaries of the Company to the Company or to any other wholly owned direct or indirect Subsidiary of the Company, respectively, (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise of Company Options or the vesting or settlement of Company RSU Awards outstanding as of the date hereof in accordance with past practice and the terms of the Company Stock Plans or (C) in connection with the ESPP in accordance with its terms);
(iv)   grant any Company Stock Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;
(v)   issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except (A) pursuant to the exercise of Company Options or the settlement of Company RSU Awards outstanding as of the date hereof  (or granted in compliance with Section 6.1(b)(iv) of the Company Disclosure Schedule) in accordance with their terms, or (B) in connection with the ESPP in accordance with its terms, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;
(vi)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(vii)   incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness for borrowed money (other than the assumption, endorsement, guarantee of or other Liability for any existing Indebtedness for borrowed money of another Subsidiary of the Company) or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) Indebtedness for borrowed money in an aggregate principal amount not to exceed $5,000,000 outstanding at any time or (B) any Indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company;
(viii)   make any loans or advances to any other person in excess of  $2,500,000 in the aggregate, except for loans or advances among the Company and any of its wholly owned Subsidiaries;
(ix)   (A) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person other than granting non-exclusive licenses to Intellectual Property in the ordinary course of business consistent with past practice, or (B) cancel, release or assign any Indebtedness of any such person owed to it or any claims held by it against any such person, in the case of each of clause (A) and clause (B) other than Permitted Liens;
(x)   (A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, or (B) make any material investment in any other person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly owned Subsidiary of the Company;
(xi)   make any capital expenditures in excess of  $5,000,000 in the aggregate other than capital expenditures as and to the extent itemized in its 2015 capital expenditure budget as disclosed to Parent prior to the date hereof;
(xii)   except in the ordinary course of business, terminate, materially amend, or waive any material right under, any Company Material Contract or enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement; provided that Parent shall not unreasonably withhold its consent to any action the Company requests to take with respect to matter covered by this clause (xii);
(xiii)   except as required by applicable Law or the terms of any Company Benefit Plan set forth on Section 6.1(b)(xiii) of the Company Disclosure Schedule as in effect on the date of this Agreement, (A) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Company Benefit Plan (including, but not limited to, any employment, change-in-control, retention, severance, compensation or similar agreement or arrangement) or any plan that would be a Company Benefit Plan if in effect on the date hereof  (including, but not limited to, any employment, change-in-control, retention, severance, compensation or similar agreement or arrangement), or commence an enrollment period under any Company Benefit Plan that provides health and welfare benefits, (B) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation (including equity-based incentive compensation or retention bonuses), (D) accelerate any rights or benefits, or, other than in the ordinary course of business and consistent with past practice, make any determinations or interpretations with respect to any Company Benefit Plan, (E) establish or fund any rabbi trust or other funding arrangement in respect of any Company Benefit Plan, (F) grant or amend any Company Stock Awards or other equity-based awards, or (G) hire, or terminate (other than for cause) the employment or services of any officer, employee, independent contractor or consultant who has annualized base compensation greater than $100,000, or any other employee at the level of vice president or above;
(xiv)   implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by GAAP or applicable Law;
(xv)   settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that (A) with respect to the payment of monetary damages, involve monetary remedies with a value not in excess of  $1,500,000, individually or in the aggregate or (B) do not impose any restriction on its business or businesses of its Subsidiaries;

(xvi)   make, change or revoke any material Tax election, change or adopt any annual Tax accounting period or adopt (other than in the ordinary course of business) or change any material method of Tax accounting, file any amended Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign Law), request any Tax ruling from any Taxing Authority, settle or compromise any material Tax Liability or any audit, examination or other proceeding relating to a material amount of Taxes, or surrender any claim for a material refund of Taxes;
(xvii)   (A) enter into any new line of business or therapeutic area, or (B) except as required by applicable Law, regulation or policies imposed by any Governmental Entity, change any material policy established by the Company Board of Directors or executive officers of the Company that generally applies to the operations of the Company;
(xviii)   other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew or replace any material existing insurance policies;
(xix)   amend any material Company Permit in a manner that adversely impacts the ability to conduct its business, or terminate or allow to lapse any material Company Permits;
(xx)   (A) cancel or allow to lapse any material Intellectual Property of the Company other than any provisional patent applications, or (B) disclose to any third party, other than Representatives of Parent or under a confidentiality agreement, any material Trade Secret included in the Intellectual Property of the Company in a way that results in the loss of Trade Secret protection; or
(xxi)   agree to take, or make any binding commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 6.1(b).
(c)   During the period from the date hereof until the First Effective Time, except (1) as may be required by applicable Law, (2) with the prior written consent of the Company, (3) as may be required or expressly permitted by this Agreement, or (4) as set forth in Section 6.1(c) of the Parent Disclosure Schedule, Parent and Merger Sub shall not and shall not permit any of their Subsidiaries to:
(i)   amend the certificate of incorporation or bylaws of Parent or Organizational Documents of any Parent Subsidiary or otherwise take any action to exempt any person from any provision of the certificate of incorporation or bylaws of Parent or the Organizational Documents of Parent’s Subsidiaries, except as contemplated by the Proxy Statement filed by Parent on April 8, 2015;
(ii)   except for transactions among Parent and its wholly-owned Subsidiaries or among Parent’s wholly owned Subsidiaries, split, combine or reclassify any of its capital stock;
(iii)   make, declare or pay any dividend, or make any other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Parent to Parent or any of their wholly owned Subsidiaries, respectively, or (B) the acceptance of shares of Parent Common Stock as payment for the exercise price of options to purchase Parent Common Stock granted pursuant to the Parent Stock Plans or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Parent Stock Awards, as applicable, in each case in accordance with past practice and the terms of the applicable award agreements);
(iv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization, other than the Mergers and other than any mergers, consolidations or reclassifications solely among Parent and its Subsidiaries or among Parent’s Subsidiaries or any merger or acquisition that would not reasonably be expected to materially impede or delay the consummation of the Transactions; or
(v)   agree to take, or make any binding commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 6.1(c).

Section 6.2   Access.
(a)   For purposes of furthering the Transactions, the Company shall upon reasonable advance notice, afford Parent and its employees, accountants, consultants, and legal counsel, financial advisors, financing sources (subject to the provisions on the Company’s cooperation set forth in Section 6.12(d)), tax advisors, and agents and other representatives reasonable access during normal business hours, throughout the period prior to the First Effective Time, to its and its Subsidiaries’ personnel, properties, contracts, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Law, and, during such period, the Company shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to the Parent all other information concerning its business (including the Lead Product Candidates), properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide access to or make available to any person any document or information that, in the reasonable judgment of the Company, (i) violate any of its obligations with respect to confidentiality or (ii) is subject to any attorney-client or work-product privilege (provided that the Company will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including, but not limited to, entering into appropriate common interest or similar agreements). All requests for access or information made pursuant to this Section 6.2(a) shall be directed to an executive officer or other person designated by the Company.
(b)   No investigation by Parent or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.
(c)   The Parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the Transactions shall be governed in accordance with the confidentiality agreements, dated as of March 9, 2015 (such agreement dated March 9, 2015, the “First Confidentiality Agreement”) and April 22, 2015 (together with the First Confidentiality Agreement, the “Confidentiality Agreements”), between the Company and Parent.
Section 6.3   No Solicitation.
(a)   The Company shall and shall cause each of its Subsidiaries and its and their respective officers, directors and employees and their respective agents, financial advisors, investment bankers, attorneys and accountants (such officers, directors, employees, agents, financial advisors, investment bankers, attorneys and accountants, collectively, “Representatives”): (i) to immediately cease and cause to be terminated any solicitation, discussions or negotiations with any persons (other than Parent) that are ongoing with respect to a Company Takeover Proposal and (ii) not to, directly or indirectly through intermediaries, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of knowingly encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 6.3 and to limit its conversation or other communication exclusively to such referral), or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written, oral, binding or non-binding) with respect to a Company Takeover Proposal.
(b)   The Company shall, and shall cause its Subsidiaries to, promptly request any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such person or its Representatives. The Company shall not, and shall cause its controlled Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company or any of its controlled Affiliates is a party; provided that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board of Directors, a Company Takeover Proposal, conditioned upon such third party agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, this Section 6.3. Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company shall, and shall cause its controlled Affiliates to, enforce the confidentiality and standstill provisions of any such agreement.
(c)   Notwithstanding anything to the contrary contained in this Agreement, if at any time after the date of this Agreement and prior to the earlier of the Acceptance Time or the receipt of the Company Stockholder Approval (whichever is first to occur, the “Cut-off Time”), the Company or any of its Representatives, receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a knowing or intentional breach of this Section 6.3 by the Company or any of its Subsidiaries or their respective Representatives and if the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may, (i) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal if the Company receives from such person an executed confidentiality agreement containing terms that are not less restrictive in any non de minimis respect to the other party than those contained in the First Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amendment of a Company Takeover Proposal) (such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall concurrently with the delivery to such person make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent and the Merger Subs if the Company commences furnishing non-public information and/or commences discussions or negotiations as provided in this Section 6.3(c).
(d)   The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to the Company or its Subsidiaries that is reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms thereof). The Company shall keep Parent reasonably informed, on a reasonably current basis, as to the status of discussions or negotiations relating to such Company Takeover Proposal (including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to Parent copies of any correspondence, proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.3.
(e)   The Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Schedule 14D-9 or the Offer Prospectus or Merger Proxy Statement/Prospectus when disseminated to the Company’s stockholders, (B) change, qualify, withhold, withdraw or modify (or authorize or publicly propose to change, qualify, withhold, withdraw or modify), in any such case in a manner adverse to Parent, the Company Recommendation, (C) publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of Directors of the type contemplated by Rule 14d-9(f) under the Exchange Act (it being understood that the Company Board of Directors may take no position with respect to a Company Takeover Proposal that is a tender offer or exchange offer until the close of business on the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, without such action being considered a Company Adverse Recommendation Change), (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal, or (E) other than with respect to a tender offer or exchange offer covered by Section 6.3(e)(i)(C), if a Company Takeover Proposal shall have been publicly announced or disclosed, fail to recommend against such Company Takeover Proposal or fail to reaffirm the Company Recommendation, in either case on or prior to the later of  (x) the fifth (5th) Business Day prior to the then-scheduled Expiration Date of the Offer, or, if Parent has made a Meeting Election, prior to the date of the Company Stockholder Meeting (or any adjournment or postponement thereof), or (y) the third (3rd) Business Day after the Company Takeover Proposal shall have been publicly announced or disclosed, but in any event at least one (1) Business Day prior to such scheduled Expiration Date or the Company Stockholder Meeting, as applicable) (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement) or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(b) or (c)) (a “Company Acquisition Agreement”).
(f)   Notwithstanding anything to the contrary contained in this Agreement, prior to the Cut-off Time, but not after, the Company Board of Directors may, in respect of a bona fide, written unsolicited Company Superior Proposal that did not result from a breach of Section 6.3, (1) make a Company Adverse Recommendation Change or (2) terminate this Agreement in accordance with Section 8.1(f) in order to enter into a definitive agreement for such Company Superior Proposal, in either case if and only if, prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with its independent financial adviser and outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that, prior to taking either such action, (w) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, including the terms and conditions of, and the identity of the person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal or any proposed Company Acquisition Agreements and a copy of any related financing commitments in the Company’s possession (or, in each case, if not provided in writing to the Company, a written summary of the terms thereof), (x) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, concerning any revisions to the terms of this Agreement proposed by Parent, and (y) following the end of such notice period, the Company Board of Directors shall have determined, after consultation with its independent financial advisor and outside legal counsel, and giving due consideration to the revisions to the terms of this Agreement to which Parent has committed in writing, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal (assuming the revisions committed to by Parent were to be given effect) and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (z) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (w) above of this proviso and a new notice period under clause (w) of this proviso shall commence (except that the four (4) Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of  (1) two (2) Business Days and (2) the period remaining under the notice period under clause (w) of this proviso immediately prior to the delivery of such additional notice under this clause (z)) during which time the Company shall be required to comply with the requirements of this Section 6.3(f) anew with respect to such additional notice, including clauses (w) through (z) above of this proviso; and provided, further, that the Company has complied in all material respects with its obligations under this Section 6.3. Notwithstanding anything to the contrary contained herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms and the Termination Fee has been paid in the manner provided in Section 8.3.

(g)   Notwithstanding anything to the contrary contained in this Agreement, other than in connection with a Company Takeover Proposal, the Company Board of Directors may, at any time prior to, but not after, the Cut-off Time, make a Company Adverse Recommendation Change if, prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law, provided, however, that, prior to taking such action, (i) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, and specifying in reasonable detail the potential reasons therefor, (ii) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Board of Directors to not make such Company Adverse Recommendation Change, and (iii) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law; and provided, further, that the Company has complied in all material respects with its obligations under this Section 6.3.
(h)   Nothing contained in this Section 6.3 shall prohibit the Company or the Company Board of Directors from complying with its disclosure obligations under United States federal or state Law with regard to a Company Takeover Proposal, including (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a)(2)-(3) or Rule 14d-9 promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in either case, the Company Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company; provided, however, that in any event the Company Board of Directors shall not make or resolve to make a Company Adverse Recommendation Change except in accordance with Section 6.3(e), Section 6.3(f) or Section 6.3(g), as applicable or otherwise take, agree or resolve to take any action prohibited or governed by this Section 6.3 except in accordance with this Section 6.3.
Section 6.4   Preparation of Proxy Statement; Stockholder Meeting.
(a)   Without limiting Parent’s obligations pursuant to Section 1.2(b), as promptly as practicable following the date hereof, Parent and the Company shall jointly prepare and Parent shall file with the SEC a registration statement on Form S-4 to register under the Securities Act the offer and sale of Parent Common Stock pursuant to the First Merger (the “Merger Form S-4” and, together with the Offer Form S-4, the “Forms S-4”), which shall include a proxy statement in preliminary form related to the Company Stockholder Meeting, which shall also serve as the prospectus of Parent in connection with the offer and sale of Parent Common Stock pursuant to the First Merger (together with any amendments thereof or supplements thereto, the “Merger Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to (i) from and after any Offer Termination (other than if this Agreement is terminated pursuant to Article VIII), have the Merger Form S-4 declared effective under the Securities Act as promptly as practicable after its filing, (ii) ensure that the Merger Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act, and (iii) keep the Merger Form S-4, if it is the Form S-4 declared effective by the SEC, effective for so long as necessary to complete the First Merger. The Company shall file with the SEC the Merger Proxy Statement/Prospectus in definitive form as soon as practicable after the Merger Form S-4 is declared effective by the SEC. Each of the Parties shall furnish to the other all information concerning such Party that is required by applicable Laws to be included in the Merger Form S-4 and the Merger Proxy Statement/Prospectus so as to enable Parent to file the Merger Form S-4 and the Company to comply with its obligations under this Section 6.4(a).Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding each of them that is necessary to include in the Merger Form S-4 and the Merger Proxy Statement/Prospectus in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its Representatives for use in the Merger Form S-4 and the

Merger Proxy Statement/Prospectus if and to the extent that such information shall have become false or misleading in any material respect. Each Party shall (A) provide the other and their respective counsels with a reasonable opportunity to review and comment on the Merger Form S-4 and the Merger Proxy Statement/Prospectus (and any amendments or supplements to the foregoing) prior to the filing thereof with the SEC, and shall give reasonable and good faith consideration to any timely comments thereon made by the other Party or its counsel, (B) promptly notify the other Party of the receipt of, and promptly provide the other Party copies of, all comments from, and all correspondence with, the SEC or its staff with respect to the Merger Form S-4 and the Merger Proxy Statement/Prospectus and shall promptly notify the other Party of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (C) provide the other Party and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it and/or any of its Representatives on the one hand and the SEC or its staff on the other hand with respect to the Merger Form S-4 and the Merger Proxy Statement/Prospectus and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel and (D) promptly provide the other Party with final copies of any correspondence sent by it and/or any of its Representatives to the SEC or its staff with respect to the Merger Form S-4 and the Merger Proxy Statement/Prospectus, and of any amendments or supplements to the Merger Form S-4 and the Merger Proxy Statement/Prospectus. Notwithstanding anything to the contrary in this Section 6.4(a), and subject to Section 6.3, the Company may amend or supplement the Merger Proxy Statement/Prospectus in connection with a Company Adverse Recommendation Change without the prior consent of Parent. The Merger Proxy Statement/Prospectus shall include the fairness opinions of the Company’s financial advisors referenced in Section 4.19 and the notice and other information required by Section 262(d) of the DGCL.
(b)   Subject to applicable Law, (i) at any time after June 1, 2015, Parent and Purchaser may, by providing written notice to the Company require the Company, within two (2) Business Days of receipt of such notice, to, and the Company shall, establish a record date consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed), which date shall be selected so as to permit the Proxy Statement to be mailed, and a meeting of the Company’s stockholders to be held, as soon as reasonably practicable after the effectiveness of the Merger Form S-4, for the purpose of voting upon the adoption of this Agreement (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”) and (ii) concurrent with or following an Offer Termination, Parent and Purchaser may, by providing written notice to the Company (a “Meeting Election”) require the Company, within two (2) Business Days, to, and the Company shall (x) give notice of the Company Stockholder Meeting, and (y) as soon as practicable after the Merger Form S-4 is declared effective under the Securities Act, mail to the holders of Company Common Stock as of the record date established for the Company Stockholders Meeting the Merger Proxy Statement/Prospectus (the date the Company is required to take such action, the “Proxy Date”). The Company shall duly call, convene and hold the Company Stockholder Meeting as soon as practicable after the Proxy Date; provided, however, that in no event shall such meeting be held later than twenty-five (25) Business Days following the date the Merger Proxy Statement/Prospectus is mailed to the Company’s stockholders and any adjournments or postponements of such meetings shall require the prior written consent of Parent other than to the extent necessary to allow reasonable additional time for the filing and/or mailing, and review by the Company’s stockholders prior to the date of the Company Stockholder Meeting, of any supplemental or amended disclosure that the Company Board of Directors determines in good faith is required by applicable Law or the rules and regulations of the Nasdaq. Notwithstanding the foregoing, the Company may, and Parent may require the Company to, adjourn or postpone the Company Stockholder Meeting one (1) time (for a period of not more than thirty (30) calendar days but not past two (2) Business Days prior to the End Date), unless prior to such adjournment or postponement the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement, which have not been withdrawn, such that the condition in Section 7.1(a)(ii) would be satisfied at such meeting if it were to be held without such postponement or adjournment. Once the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company’s Bylaws. Unless the Company Board of Directors shall have effected a Company Adverse Recommendation Change, the Company shall use reasonable best efforts to obtain the Company Stockholder Approval, including to solicit proxies in favor of the adoption of this Agreement. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company shall submit this Agreement to its stockholders at the Company Stockholder Meeting even if the Company Board of Directors shall have effected a Company Adverse Recommendation Change or proposed or announced any intention to do so. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Stockholder Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than related procedural matters) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting. The foregoing notwithstanding, the Company shall not set a record date, mail a proxy statement with respect to, or convene the Company Stockholder Meeting unless Parent shall have made a Meeting Election.
Section 6.5   Employee Matters.
(a)   Effective as of the First Effective Time and until the two (2) year anniversary of the First Effective Time, Parent shall provide, or shall cause the Surviving Company to provide, to each employee of the Company or its Subsidiaries who continue to be employed by Parent or the Surviving Company or any of their respective Subsidiaries following the First Effective Time (the “Company Employees”) for so long as the applicable Company Employee remains employed by Parent or the Surviving Company or any of their respective Subsidiaries, (1) annual target cash compensation (in the form of base salary and annual target bonus opportunity) which is no less than that provided to such Company Employee immediately prior to the First Effective Time, (2) employee benefits that are no less favorable in the aggregate than employee benefits provided to similarly situated employees of Parent and its Subsidiaries, (3) in respect of each of fiscal year 2015 and fiscal year 2016, an equity-based incentive compensation opportunity that is no less favorable than that provided to similarly situated employees of Parent and its Subsidiaries and (4) severance benefits under a broad-based severance policy or plan that are no less favorable than the severance benefits under a broad-based severance policy or plan provided to similarly situated employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries), which for the avoidance of doubt, for employees of the Company and its Subsidiaries in the United States shall mean the severance plan disclosed in Section 6.5 of the Parent Disclosure Schedule (the “Parent Severance Plan”); it being understood that the Company Employees may commence participation in Parent’s compensation and benefit plans on different dates following the First Effective Time with respect to different compensation and benefit plans.
(b)   Following the First Effective Time, Parent shall, or shall cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries and their respective predecessors prior to the First Effective Time for purposes of eligibility, vesting and benefit accrual (including, but not limited to, vacation and other paid time off credit) under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the First Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the First Effective Time; provided that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental, pharmaceutical or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods or actively-at-work requirements under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the First Effective Time, and (B) credit each Company Employee for an amount equal to any medical, dental, pharmaceutical or vision expenses incurred by such Company Employee in the year that includes the Closing Date (or, if later, the year in which such Company Employee is first eligible to participate in such Post-Closing Plan, if applicable) for purposes of any applicable deductible, coinsurance and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the First Effective Time. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.
(c)   Parent hereby acknowledges that a “change in control” of the Company or other event with similar import, within the meaning of the Company Benefit Plans that contain such terms will occur upon the First Effective Time. Parent shall, and shall cause the Surviving Company to, honor, assume, fulfill and discharge the Company’s and its Subsidiaries’ obligations under the Company Benefit Plans.
(d)   If the First Effective Time occurs during calendar year 2015, each participant in a Company Benefit Plan set forth on Section 4.10(a) of the Company Disclosure Schedule that is an annual cash incentive compensation plan (each, an “Incentive Plan”) who was a participant as of immediately prior to the date hereof  (a “Participant”) and who remains employed with Parent or its Subsidiaries (including the Surviving Company) through December 31, 2015 and receives at least a “meets expectations” or equivalent performance rating under the applicable Incentive Plan, shall receive, at the time that bonuses are normally paid pursuant to the applicable Incentive Plan, an annual cash incentive payment in respect of the 2015 fiscal year under the Incentive Plan, equal to the higher of  (A) the cash bonus payable at the target level of performance (at 100% funding) under the applicable Incentive Plan (the “Target 2015 Bonus”) and (B) the actual level of performance achieved with respect to the 2015 fiscal year, as determined by the Compensation Committee in accordance with the terms of the applicable Incentive Plan; provided that if a Participant’s employment is terminated without Cause on or following the First Effective Time and on or prior to December 31, 2015, such participant shall receive a pro-rated portion of his or her Target 2015 Bonus, with such proration determined as required under the terms of a given Company Benefit Plan or otherwise in accordance with the Parent Severance Plan.
(e)   If requested by Parent in writing delivered to the Company not less than ten (10) Business Days before the anticipated First Effective Time, the Company Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company’s 401(k) plans (collectively, the “Company 401(k) Plan”), effective as of the day prior to the First Effective Time. Following the First Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or Parent’s applicable 401(k) plan (the “Parent 401(k) Plan”) to permit the Company Employees who are then actively employed to make rollover contributions of  “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, in the form of cash, shares of Parent Common Stock, notes (in the case of loans) or a combination thereof in an amount equal to the full account balance distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan, it being agreed that there shall be no gap in participation by any Company Employee in a tax-qualified defined contribution plan.
(f)   Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.5 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).
(g)   The Company shall provide Parent with an updated Company Equity Schedule within three (3) Business Days prior to the anticipated Acceptance Time, or if the Acceptance Time has not occurred, within three (3) Business Days prior to the anticipated First Effective Time, to reflect any changes occurring between the date of this Agreement and the applicable date of delivery of such updated Company Equity Schedule.
Section 6.6   Regulatory Approvals; Efforts.
(a)   Prior to the Closing, Parent, the Merger Subs and the Company shall use their respective reasonable best efforts to consummate the Offer and the Mergers and make effective the Mergers, including (i) the preparation and filing of all forms, registrations, applications and notices required to be filed under applicable Law to consummate the Offer and the Mergers (including the Offer Form S-4, the Offer Documents, the Schedule 14D-9, the Offer Prospectus and, if applicable, the Merger Form S-4 and the Merger Proxy Statement/Prospectus), (ii) the satisfaction of the conditions to consummating the Offer and the Mergers, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, the Merger Subs, the Company or any of their respective Subsidiaries in connection with the Offer or the Mergers or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any reasonable additional instruments necessary to consummate the Offer and the Mergers and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Purchaser, Merger Sub 2 and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Offer and the Mergers and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained to consummate the Offer and the Mergers.
(b)   Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Offer and the Mergers and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.6. In that regard, prior to the Closing, each Party shall promptly consult with the other Parties to this Agreement with respect to and provide any reasonable information and assistance as the other Parties may reasonably request with respect to (and, in the case of correspondence, provide the other Parties (or their counsel) copies of) all notices, submissions, or filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Offer and the Mergers. Each Party to this Agreement shall promptly inform the other Parties to this Agreement, and if in writing, furnish the other Parties with copies of  (or, in the case of oral communications, advise the other Parties orally of) any communication from or to any Governmental Entity regarding the Offer and the Mergers, and afford the other Parties a reasonably opportunity to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication with any such Governmental Entity. Notwithstanding the foregoing, the Parties agree that it is Parent’s sole right to devise the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing with a Governmental Entity subject to this Section 6.6. If any Party to this Agreement or any Representative of such Parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Offer or the Mergers, then such Party will use reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after reasonable consultation with the other Parties to this Agreement, an appropriate response to such request. To the extent permitted by Law, each Party shall furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Offer and the Mergers, and furnish the other Parties with such reasonable information and assistance as the other Parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.6 as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 6.6, materials provided pursuant to this Section 6.6 may be redacted (i) to remove references concerning the valuation of the Company and the Offer or the Mergers or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.
(c)   The Company and Parent will each request early termination of the waiting period with respect to the Offer and the Mergers under the HSR Act. The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, all notifications required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable or as otherwise agreed by the Company and Parent, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process.
(d)   Prior to the Closing, Parent shall not negotiate, effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or the acquisition of any assets, licenses, rights, product lines, operations or businesses of any person that may compete with any of the products sold or in development by the Company which business combination or acquisition would reasonably be expected to prevent or materially delay consummation of the Transactions.
Section 6.7   Takeover Statutes.   None of Parent, the Company and their respective Subsidiaries shall take any action that would cause the Transactions or any Voting and Support Agreement, to be subject to requirements imposed by any takeover statute. If any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Offer, the Mergers or any other Transactions, or any Voting and Support Agreement, each of the Company and Parent and their respective boards of directors, or in the case of Merger Sub 2, its manager, shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby and by the Voting and Support Agreements may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and by the Voting and Support Agreements.
Section 6.8   Public Announcements.   Unless a Company Adverse Recommendation Change has occurred, the Parties shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Transactions and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or by the rules and regulations of the Nasdaq; provided that each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analyst or investor calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent (or made by one party after having consulted with the other party). In addition, unless a Company Adverse Recommendation Change has occurred, the Company shall, to the extent reasonably practicable consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases and regulatory matters, reasonably in advance of publication and release. The Company and Parent agree to issue a joint press release announcing the execution and delivery of this Agreement.

Section 6.9   Indemnification and Insurance.
(a)   From and after the First Effective Time, each of the First Surviving Corporation and the Surviving Company shall, and Parent shall cause the First Surviving Corporation and the Surviving Company to, indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director and officer of the Company and any of its Subsidiaries (in each case, when acting in such capacity) (collectively, together with their respective heirs, executors and administrators, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to the fact that such person is or was a director or officer of the Company or any of its Subsidiaries and pertaining to matters existing or occurring or actions or omissions taken prior to the First Effective Time, including (i) the Transactions, and (ii) actions to enforce this Section 6.9 or any other indemnification or advancement right of any Company Indemnified Party, and each of the First Surviving Corporation and the Surviving Company shall, and Parent shall cause the First Surviving Corporation and the Surviving Company to, also advance expenses to the Company Indemnified Parties as incurred to the fullest extent permitted by applicable Law; provided that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Company Indemnified Party is not entitled to indemnification.
(b)   All rights to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the First Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Company Indemnified Party or as provided in the Company Organizational Documents (or Company Subsidiary Organizational Documents) or any indemnification agreements in existence as of the date hereof between such Company Indemnified Party and the Company or any of its Subsidiaries that are set forth on Section 6.9(b) of the Company Disclosure Schedule, shall survive the Transactions and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the First Effective Time in any manner that would adversely affect the rights thereunder of such Company Indemnified Parties.
(c)   Prior to the First Effective Time, the Company shall and, if the Company is unable to, the Surviving Company shall promptly following the First Effective Time, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the First Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the First Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company or the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the First Effective Time, then, for a period of six (6) years after the First Effective Time, the Surviving Company shall cause to be maintained in effect the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as those provided in the Company’s existing policies as of the date hereof (provided that the Surviving Company may substitute therefor policies with a substantially comparable insurer of similar national reputation that have at least the same coverage and amounts as the D&O Insurance in place on the date hereof and containing terms, conditions, retentions and limits of liability which are no less advantageous to the Company Indemnified Parties than those of the D&O Insurance in place on the date hereof) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the First Effective Time; provided, however, that the Surviving Company shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the premiums paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Company shall cause to be maintained policies of insurance which, in the Surviving Company’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.
(d)   The rights of each Company Indemnified Party pursuant to this Section 6.9 shall be in addition to, and not in limitation of, any other rights such Company Indemnified Party may have under the Company Organizational Documents (or Company Subsidiary Organizational Documents) or under any applicable Contracts or Law.
(e)   If Parent or the Surviving Company or any of their respective successors or assigns (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.9.
(f)   The provisions of this Section 6.9 and Section 2.5(c) shall survive the First Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives.
Section 6.10   Control of Operations.   Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations (or the operations of the other Party’s Subsidiaries) prior to the First Effective Time and (b) prior to the First Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
Section 6.11   Section 16 Matters.   Prior to the First Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.12   Financing and Financing Cooperation.
(a)   Parent shall use its, and shall cause its controlled Affiliates to use their, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Financing on or prior to the Closing Date on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in effect and enforce the Commitment Letter and comply with Parent’s obligations thereunder (provided that the Commitment Letter may be amended, supplemented, modified and replaced as set forth below), (ii) satisfy on a timely basis all conditions applicable to Parent to the funding of the Financing set forth in the Commitment Letter and any definitive documents executed in connection therewith (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with its obligations under this Agreement), (iii) negotiate, execute and deliver definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including, if necessary, any “flex” provisions) and (iv) in the event of a failure to fund by the Financing Sources in accordance with the Commitment Letter that prevents, impedes or delays the Closing, enforce its rights under the Commitment Letter and the definitive agreements with respect thereto. Parent shall keep the Company reasonably informed of the status of the Financing and developments with respect thereto and shall provide to the Company copies of all material definitive documents related to the Financing. Without limiting the generality of the foregoing, Parent agrees to notify the Company promptly, and in any event within three (3) Business Days after the Parent obtains knowledge thereof, if at any time (A) the Commitment Letter shall expire or be terminated for any reason or (B) any of the other parties to the Commitment Letter notifies Parent that such party no longer intends to provide financing on the terms set forth therein.
(b)   Prior to the Closing, Parent shall not, and shall not permit Purchaser or Merger Sub 2 to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Commitment Letter without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendment, replacement, supplement or other modification or waiver (x) reduces the aggregate amount of the Financing to an amount that, together with available cash of Parent (including the cash proceeds of any consummated financing as referred to in clause (c) below) and the committed and available amount of any Alternative Financing, would be less than the amount required to be paid by Parent under this Agreement, (y) imposes new or additional conditions precedent to funding the Financing or otherwise expands the conditions precedent to funding the Financing or (z) would reasonably be expected to (I) make the funding of the Financing less likely to occur, (II) prevent or materially delay or impede the consummation of the Financing or the Transactions or (III) adversely impact the ability of Parent to enforce its rights against the other parties to the Commitment Letter or the definitive documents with respect thereto in any material respect; provided that Parent, Purchaser and/or Merger Sub 2 may, without the Company’s prior written consent, amend, replace, supplement or otherwise modify the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Transactions (it being understood that any such amendment, replacement, supplement, modification or waiver that provides for the assignment of a portion of the Financing commitments to any additional lenders, lead arrangers, book runners, syndication agents or similar entities and the granting to such persons of approval rights as are customarily granted to additional agents or arrangers, shall be permitted hereunder and shall be deemed to not prevent or materially delay or impede the consummation of the Financing or the Transactions). Upon any amendment, replacement, supplement or modification pursuant to this Section 6.12(b), the term “Commitment Letter” shall mean the Commitment Letter as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company a true and complete copy of any such amendment, replacement, supplement, modification or waiver of the Commitment Letter. Without limiting Parent’s other obligations under this Section 6.12, if all or any portion of the Financing becomes unavailable, Parent shall use its reasonable best efforts to obtain replacement financing from alternative Financing Sources on terms and conditions relating to certainty of funding not less favorable in any material respect to Parent than the terms and conditions relating to certainty of funding set forth in the Commitment Letter as of the date hereof, in an amount sufficient, when added to the available cash of Parent and any portion of the Financing that is available, to pay the aggregate Cash Consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and related fees and expenses (any such financing which satisfies the foregoing clause, the “Replacement Financing”). The representations, warranties, covenants and other restrictions contained in this Agreement with respect to the Financing and the Commitment Letter shall also apply with respect to any Replacement Financing and any documents executed in connection therewith. Parent shall promptly deliver to the Company a true and complete copy of all documents executed in connection with such Replacement Financing (which may be redacted in a customary manner consistent with Section 5.14).
(c)   Parent shall have the right to substitute the cash proceeds of consummated offerings or other incurrences of debt received by it for all or any portion of the Financing and to reduce the commitments under the Commitment Letter; provided that (i) any such cash proceeds shall be deposited (or invested in short-term high-grade cash equivalents in a manner consistent with Parent’s past practice) and held by Parent in a segregated account in the United States and shall be used solely to pay the aggregate Cash Consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and related fees and expenses and (ii) to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earlier of the consummation of the Transactions on the Closing Date, the termination of this Agreement or the End Date. Further, Parent shall have the right to substitute commitments in respect of other financing for all or any portion of the Financing from the same and/or alternative bona fide third-party financing sources so long as all conditions precedent to effectiveness of definitive documentation for such financing have been satisfied and the conditions precedent to funding of such financing are in the aggregate, including in respect of certainty of funding, substantially equivalent to (or more favorable to the Company than) the conditions precedent set forth in the Commitment Letter (any such financing which satisfies the foregoing clause, the “Alternative Financing”). The representations, warranties, covenants and other restrictions contained in this Agreement with respect to the Financing and the Commitment Letter shall also apply with respect to any

Alternative Financing and any documents executed in connection therewith. Parent shall promptly deliver to the Company a true and complete copy of all documents executed in connection with such Alternative Financing (which may be redacted in a customary manner consistent with Section 5.14).
(d)   The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and its and their Representatives to use their respective reasonable best efforts to, provide all cooperation reasonably requested by Parent that is necessary, proper or advisable to assist Parent in the arrangement of the Financing. Without limiting the generality of the foregoing, such cooperation shall include, without limitation (in each case, to the extent reasonably requested): (i) making senior management and advisors of the Company and its Subsidiaries available to participate at times to be mutually agreed in a reasonable number of informational meetings, bank presentations and due diligence sessions with proposed lenders, and in sessions with rating agencies and otherwise cooperating with the marketing efforts of the Parent and its Financing Sources for any portion of the Financing, (ii) providing reasonable assistance with the preparation of materials for presentations, customary bank memoranda and similar customary marketing documents required in connection with the Financing, (iii) using commercially reasonable efforts to cause the Company’s independent accountants to provide reasonable assistance to Parent consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Company in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act, and to provide any “comfort letters” necessary and reasonably requested by Parent in connection with any debt capital markets transaction comprising a part of the Financing, in each case, on customary terms and consistent with their customary practice), (iv) using commercially reasonable efforts to facilitate the pledging of collateral in connection with the Financing, including executing and delivering, on the Closing Date, any customary pledge and security documents or other definitive financing documents or other certificates as may be reasonably requested by the Parent, (v) to the extent requested at least ten (10) Business Days prior to the Closing Date, providing to the Financing Sources at least five (5) Business Days prior to the Closing Date all documentation and other information required by applicable regulatory authorities with respect to the Company and its Subsidiaries under applicable “know your customer”, anti-money laundering and sanctions and OFAC rules and regulations, including the PATRIOT Act and (vi) facilitating the execution and delivery (at the Closing) of definitive documents related to the Financing on terms contemplated by the Commitment Letter). The Company hereby consent to the reasonable use of its logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Company or the reputation or goodwill of the Company.
(e)   Notwithstanding the provisions of Section 6.12(d) or any other provision of this Agreement to the contrary, nothing in the foregoing Section 6.12(d) will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees, incur any costs or other liability or reimburse any expenses, in each case, prior to the Acceptance Time, or, if an Offer Termination has occurred, prior to the First Effective Time, for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) enter into any definitive agreement prior to the Acceptance Time, or, if an Offer Termination has occurred, prior to the First Effective Time (other than delivery of customary authorization and representation letters in connection with the Financing) or require any director, officer or employee who will not continue in an equivalent position after the closing of the Transaction to execute and deliver any definitive agreement, closing certificate or other document to be delivered at Closing on behalf of the Company or any of its Subsidiaries, (iii) give any indemnities that are effective prior to the Acceptance Time, or, if an Offer Termination has occurred, prior to the First Effective Time, (iv) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, (v) provide any information the disclosure of which is prohibited or restricted under applicable Law, (vi) take any action that will conflict with or violate its organizational documents or any applicable Laws, (vii) take any corporate actions or provide any corporate approvals in respect of the execution or delivery of any definitive documents, grant of security or guarantees or to permit the consummation of the Financing, (viii) provide in connection with the Financing (A) pro forma financial information, (B) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (C) projections, risk factors or other forward-looking statements relating to any component of such financing, (D) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or (E) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K; provided, that subclauses (A) and (C) of this clause (viii) shall not limit the Company’s obligations under Section 6.12(d) to reasonably assist Parent in its preparation of any such information or materials. In addition, no action, liability or obligation of the Company, any of the Company Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization and representation letters) relating to the Financing will be required to be effective until the Acceptance Time, or, if an Offer Termination has occurred, prior to the First Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Financing) that is not contingent on the occurrence of the Acceptance Time or, if an Offer Termination has occurred, prior to the First Effective Time; provided, that the foregoing shall not prevent the Company and its Subsidiaries from assisting in the diligence for or preparation of any such certificate, agreement, arrangement document or instrument contemplated by Section 6.12(d). No action taken by the Company or any of its Representatives at Parent’s request under Section 6.12(d) shall be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached or whether a condition precedent to the Mergers has been satisfied.
(f)   All non-public or other confidential information provided by the Company or any of its Representatives to Parent pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any Financing Sources or prospective Financing Sources that are or may become parties to the Financing (and, in each case, to their respective counsel, auditors and advisors) so long as such information is furnished by Parent subject to customary confidentiality undertakings in connection with the Financing.
(g)   Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of the Company Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 6.12(d), and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to (a) any information provided in writing by the Company or any of its Subsidiaries regarding the Company or any of its Subsidiaries for use in connection with the Financing or (b) any fraud or intentional misrepresentation or willful misconduct by any such persons.
(h)   Parent acknowledges and agrees that obtaining the financing contemplated by this Section 6.12, or any other financing, is not a condition to the Closing, and affirms its obligations to consummate the Transactions (subject to the conditions contained in Article VII) irrespective and independently of the availability of any such financing.
Section 6.13   Transaction Litigation.   The Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the Transactions, including the Offer and the Mergers. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Offer, the Mergers, or the other Transactions without the prior written consent of Parent, which shall not be unreasonably withheld or delayed.
Section 6.14   Nasdaq Matters.
(a)   Parent shall file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Parent Common Stock to be issued in connection with the Offer (if the Acceptance Time occurs) and the First Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Offer (if the Acceptance Time occurs) and the First Merger, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Offer (if the Acceptance Time occurs) and the First Merger and such other shares of

Parent Common Stock to be reserved for issuance in connection with the Offer (if the Acceptance Time occurs) and the First Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Acceptance Time, or, if an Offer Termination has occurred, prior to the First Effective Time.
(b)   The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Company Common Stock from the Nasdaq and the termination of its registration under the Exchange Act, in each case, as promptly as practicable after the First Effective Time, provided that such delisting and termination shall not be effective until after the First Effective Time.
Section 6.15   Rule 14d-10 Matters.   The Parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company, including the Company Benefit Plans (collectively, the “Arrangements”) to certain holders of shares of Company Common Stock and holders of Company Stock Awards. The Compensation Committee of the Company Board of Directors (the “Compensation Committee”) (A) at a meeting to be held prior to the Acceptance Time, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (1) each Arrangement presented to the Compensation Committee on or prior to the date hereof, (2) the treatment of the Company Stock Awards, as applicable, in accordance with the terms set forth in this Agreement, and (3) the applicable terms of Section 6.5 and Section 6.9, and (B) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements. The Company represents and warrants that each member of the Compensation Committee is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act.
Section 6.16   Certain Tax Matters.   Each of the Company and Parent shall use its reasonable best efforts to obtain the opinions of counsel referenced in paragraph (E)(5) and (E)(6) of Annex A (or, if an Offer Termination occurs, the opinions of counsel referenced in Section 7.2(d) and Section 7.3(d)), including by executing and delivering customary tax representation letters to each such counsel in form and substance reasonably satisfactory to such counsel. None of the Parties shall (and each Party shall cause its respective Subsidiaries not to) knowingly take any action (or fail to take any reasonable action) which action (or failure to act) would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, or, if an Offer Termination occurs, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, provided the above referenced opinions of counsel are received, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Offer and the Mergers, taken together, or, if an Offer Termination occurs, the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 6.17   Additional Agreements.   In case at any time after the First Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the First Merger or the Second Merger, the officers of the Surviving Company shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.
Section 6.18   Advice of Changes.   The Company and Parent shall each promptly advise the other Party of  (i) any notice or other communication from any counterparty to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Transactions (and provide a copy thereof), (ii) any notice or other communication from any other person alleging that the consent of such person is or may be required in connection with the Transactions (and provide a copy thereof) or (iii) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the Transactions that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed. The Company shall notify Parent as promptly as practicable of any notice or other communication from any party to any Company Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any Subsidiary of the Company as a result of the Transactions.
Section 6.19   Lead Product Candidate Matters.   In furtherance and not in limitation of any other provision of this Agreement, to the extent permitted by applicable Law, the Company shall keep Parent informed on a current basis of any developments, discussions or negotiations relating to any of the Lead Product Candidates. Without limiting the generality of the foregoing, to the extent permitted by applicable Law, the Company shall (a) promptly inform Parent of any correspondence with or communication or notice received after the date hereof from any Company Regulatory Agency, (b) prior to submitting or making any correspondence, communication, filing or response to any Company Regulatory Agency, give Parent a meaningful opportunity to review, as reasonably in advance as practicable under the circumstances, and consider in good faith Parent’s comments to, any such correspondence, communication, filing or response, (c) consult with Parent in advance of, and give Parent’s representatives the opportunity to attend, any in-person or telephonic meeting or conference with any Company Regulatory Agency, and with respect to other inbound calls by any Company Regulatory Agency for which the Company did not have advance notice, promptly update Parent regarding such discussions and (d) take the actions and comply with the obligations set forth on Schedule 6.19 to this Agreement.
Section 6.20   Agreements Concerning Parent and the Merger Subs.
(a)   Parent shall cause the Merger Subs, the First Surviving Corporation and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.
(b)   Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Purchaser, Merger Sub 2, the First Surviving Corporation and the Surviving Company of, and the compliance by Purchaser, Merger Sub 2, the First Surviving Corporation and the Surviving Company with, all of their respective covenants, agreements, obligations and undertakings under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Purchaser, Merger Sub 2, the First Surviving Corporation and the Surviving Company hereunder. Parent shall, immediately following execution of this Agreement, approve this Agreement in its capacity as (i) sole stockholder of Purchaser and (ii) sole member of Merger Sub 2, in each case in accordance with applicable Law and the articles of incorporation and bylaws (or other applicable organizational documents) of such Merger Sub.
(c)   During the period from the date of this Agreement through the Second Effective Time, the Merger Subs shall not engage in any activity of any nature except for activities related to or in furtherance of the Offer and the Mergers.
Section 6.21   Parent Board.   Parent shall take all appropriate actions at or prior to the Closing to appoint Felix J. Baker, Ph.D. to the board of directors of Parent effective as of the First Effective Time, including adjusting the size of the board of directors of Parent, if necessary.
Section 6.22   Domain Names.   No later than sixty (60) days after the date of this Agreement, the Company shall provide Parent with a complete and accurate list of the registrant and current owner of all Domain Names owned by the Company or its Subsidiaries.

ARTICLE VII.
CONDITIONS TO THE MERGERS
Section 7.1   Conditions to Each Party’s Obligation to Effect the Mergers.   The respective obligations of each Party to effect the Mergers shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)   If the First Merger is to be consummated other than pursuant to Section 251(h) of the DGCL, then:
(i)   Company Stockholder Approval.   The Company Stockholder Approval shall have been obtained.
(ii)   Approvals Under Antitrust Laws.   Any waiting period (and extensions thereof) applicable to the Mergers under the HSR Act shall have expired or been terminated.
(iii)   Form S-4.   The Merger Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Merger Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.
(iv)   Listing of Shares.   The shares of Parent Common Stock to be issued in the First Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance (provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 6.14).
(b)   Purchase of Shares of Company Common Stock.   Unless an Offer Termination has occurred, Purchaser shall have accepted for payment and paid for all of the shares of Company Common Stock validly tendered and not properly withdrawn in the Offer.
(c)   No Legal Prohibition.   No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that restrains, enjoins, prohibits or makes illegal the consummation of the Mergers.
Section 7.2   Conditions to Obligations of Parent and Merger Subs to Effect the Mergers.   If the First Merger is to be consummated other than pursuant to Section 251(h) of the DGCL, then the obligations of Parent and the Merger Subs to effect the Mergers are further subject to the fulfillment (or waiver by Parent and the Merger Subs, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of the Company set forth in (i) Article IV (other than in Section 4.1 (first sentence only), Section 4.2(a), Section 4.2(b) (first sentence only), Section 4.3(a), Section 4.3(e)(ii), Section 4.11(b), Section 4.8, Section 4.21 and Section 4.22) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not, individually or in the aggregate, had a Company Material Adverse Effect, (ii) Section 4.2(a) or Section 4.2(b) (first sentence only) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, (iii) Section 4.1 (first sentence only), Section 4.3(a), Section 4.3(e)(ii), Section 4.21 and Section 4.22, shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (iv) Section 4.11(b) shall be true and correct in all respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, and (v) Section 4.8 shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not, individually or in the aggregate, had a Company Material Adverse Effect (provided that, for purposes of this clause (v) only, the term “Company Material Adverse Effect” shall read excluding, and without giving effect to, clauses (I), (J) and (M) of the definition of  “Company Material Adverse Effect” in Section 9.15(b)(v)); provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii), (iii), (iv) and (v), as applicable) only as of such date or period.
(b)   Performance of Obligations of the Company.   The Company shall have performed and complied in all material respects with all covenants required by the Agreement to be performed or complied with by it prior to the Closing Date (other than those set forth on Schedule 6.19, which the Company shall not have breached as a result of the Company’s bad faith).
(c)   Delivery of Certificates.   The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.
(d)   Tax Matters.   Parent shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided that Parent shall waive the condition set forth in this Section 7.2(d) upon the written request of the Company if the Company has waived the condition set forth in Section 7.3(d).
Section 7.3   Conditions to Obligations of the Company to Effect the Mergers.   If the First Merger is to be consummated other than pursuant to Section 251(h) of the DGCL, then the obligations of the Company to effect the Mergers are further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of Parent set forth in (i) Article V (other than in Section 5.9(b)) shall be true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct that have not, individually or in the aggregate, had a Parent Material Adverse Effect and do not prevent or materially delay Parent from consummating the Mergers in accordance with the terms of this Agreement; and (ii) Section 5.9(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need to be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date or period.
(b)   Performance of Obligations of Parent and Merger Subs.   Parent and the Merger Subs shall have performed and complied in all material respects with all covenants required by the Agreement to be performed or complied with by them prior to the Closing Date.
(c)   Delivery of Certificates.   Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.
(d)   Tax Matters.   The Company shall have received a written opinion from Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VIII.
TERMINATION
Section 8.1   Termination or Abandonment.   Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Offers and the Mergers may be abandoned at any time prior to the first to occur of the Acceptance Time or the First Effective Time (if applicable, whether before or after the Company Stockholder Approval shall have been obtained (unless otherwise provided below)), only as follows:
(a)   by the mutual written consent of the Company and Parent;
(b)   (i) by either the Company or Parent, if the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Parent and Purchaser to extend the Offer pursuant to Section 1.1(c)(ii)) without Purchaser having accepted for payment any shares of Company Common Stock pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available (A) to any Party whose action or failure to fulfill any obligations under this Agreement proximately causes (1) any of the Offer Conditions to fail to be satisfied or (2) the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Purchaser having accepted for payment any shares of Company Common Stock; (B) to either the Company or Parent if a Meeting Election shall have been made; or (C) to the Company, at any time, if less than ninety-five percent (95%) of the shares of Company Common Stock subject to any Voting and Support Agreement shall have been tendered into the Offer and have not been withdrawn, or (ii) by either the Company or Parent if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened and held or any adjournment or postponement thereof permitted by this Agreement;
(c)   by either the Company or Parent prior to the Acceptance Time, or if an Offer Termination has occurred, prior to the Closing, if the Closing shall not have occurred on or prior to 12:00 midnight, New York City time, on February 4, 2016 (the “End Date”); provided, however, that if  (i) all of the Offer Conditions, other than the conditions set forth in paragraph (A) of Annex A, shall have been satisfied or waived (other than the Minimum Condition and the delivery of the certificates and opinions referenced in paragraph (E)(4), (E)(5) and (E)(6) of Annex A, which certificates and opinions only need to be capable of being delivered), and the Offer shall not have been terminated theretofore, or, (ii) if the Offer Termination shall have occurred, if all of the conditions set forth in Article VII, other than the condition set forth in Section 7.1(a)(ii) shall have been satisfied or waived (and other than the delivery of certificates and opinions referenced in Section 7.2(c), Section 7.2(d), Section 7.3(c) and Section 7.3(d), which certificates and opinions need only be capable of being delivered (or such delivery has been validly waived)), in each case of clause (i) and (ii), the End Date may be extended to 12:00 midnight, New York City time, on May 2, 2016 at the election of either of Parent or the Company by written notice to the other; and provided, further, that the right to extend or terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement proximately caused any of the Offer Conditions, or if the Offer Termination shall have occurred, the conditions set forth in Article VII, to fail to be satisfied and such action or failure to act constitutes a material breach of this Agreement;
(d)   by either the Company or Parent if an order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer (if an Offer Termination has not occurred) or either Merger and such order shall have become final and nonappealable provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to a Party if such order (or such order becoming final and nonappealable) was due to the material breach by such Party of any covenant or other agreement of such Party set forth in this Agreement;
(e)   by the Company (provided that (i) the Company is not then in breach of any representation, warranty, covenant or other agreement contained herein such that any condition set forth in paragraph (E)(2) or (E)(3) of Annex A would not be satisfied (if an Offer Termination has not occurred) or any condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (if an Offer Termination has occurred), and (ii) the Acceptance Time shall not have occurred) if: (A) (1) Parent and/or either Merger Sub shall have breached or failed to perform in any material respect any of their covenants or other agreements contained in this Agreement, or (2) (x) if an Offer Termination has not occurred, any of the representations and warranties of Parent and the Merger Subs contained in (I) Article V (other than in Section 5.9(b) (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representation and warranty)) shall have become inaccurate, which breach or inaccuracy, individually or when aggregated with other breaches or inaccuracies, would reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay Parent from consummating the Offer prior to the End Date; and (II) Section 5.9(b) shall not be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date or (y) if the Offer Termination has occurred, Parent shall have breached any of its representations and warranties contained in this Agreement, which breach if occurring or continuing to occur as of the Closing Date, would result in a failure of the condition set forth in Section 7.3(a); and (B) the relevant breaches, failures to perform or inaccuracies referred to in clause (A) of this Section 8.1(e) is or are either not curable or is not cured by the earlier of  (A) two (2) Business Days prior to the (x) End Date if an Offer Termination has occurred or (y) if an Offer Termination has not occurred, the Expiration Date, if all conditions set forth in Annex A would be satisfied or waived (to the extent waivable) as of such Expiration Date and (B) the date that is thirty (30) calendar days following written notice from the Company to Parent describing such breach or failure or inaccuracy in reasonable detail;
(f)   by the Company, prior to the Cut-off Time, in accordance with Section 6.3(f) in order to enter into a definitive agreement providing for a Company Superior Proposal either concurrently with or immediately following such termination, provided that (i) the Company has complied with its obligations contained in (A) Section 6.3(f), and (B) the remaining provisions of Section 6.3 in all material respects and (ii) immediately prior to or concurrently with (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee in the manner provided in Section 8.3(a);
(g)   by Parent (provided that (i) Parent is not then in breach of any representation, warranty, covenant or other agreement contained herein and such breach results in the failure of any of, if the Offer Termination has not occurred, the Offer Conditions to be satisfied, or, if an Offer Termination has occurred, the conditions set forth in Section 7.1 or Section 7.3 to be satisfied, and (ii) the Acceptance Time shall not have occurred), if  (A) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) if the Offer Termination shall not have occurred, if it occurred or was continuing to occur at the Acceptance Time, would result in a failure of a condition set forth in (E)(2) or (E)(3) of Annex A, or (2) if an Offer Termination has occurred, if it occurred or was continuing to occur at the Closing Date, would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b), and (B) the relevant breaches, failures to perform or inaccuracies referred to in clause (A) of this Section 8.1(g) is or are not curable or is not cured by the earlier of  (x) the date that is thirty (30) days following written notice from Parent to the Company describing such breach or failure in reasonable detail and (y) two (2) Business Days prior to the End Date; and
(h)   by Parent, prior to the Cut-off Time, following a Company Adverse Recommendation Change.
Section 8.2   Effect of Termination.   In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and become void and of no effect (except that the Confidentiality Agreements and the provisions of this Section 8.2, Section 8.3 and Article IX, and the agreements of the Company, Parent and the Merger Subs contained in the last sentence of Section 1.1(c)(iv), shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or the Merger Subs, on the other hand, to the other except (i) as provided in Section 8.3 or (ii) Liability arising out of or resulting from fraud or any Willful Breach of any provision of this Agreement occurring prior to termination (in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity).
Section 8.3   Termination Fee.
(a)   (i) If this Agreement is terminated by the Company pursuant to Section 8.1(f), the Company shall pay to Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds immediately prior to or concurrently with such termination.

(ii)   If this Agreement is terminated by Parent pursuant to Section 8.1(h), the Company shall pay to Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds within two (2) Business Days after such termination.
(iii)   If  (A) a Pre-Termination Takeover Proposal Event shall have occurred at any time following the date of this Agreement and thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(c) and (B) at any time on or prior to the twelve (12) month anniversary of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to or consummates any transaction included within the definition of Company Takeover Proposal (a “Company Takeover Transaction”) (whether or not involving the same Company Takeover Proposal as that which was the subject of the Pre-Termination Takeover Proposal Event), then the Company shall pay Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds upon the earlier of entering into such definitive agreement with respect to any Company Takeover Transaction or the consummation of such Company Takeover Transaction; provided that for the purposes of this Section 8.3(a)(iii) only, all references in the definition of Company Takeover Proposal to “fifteen percent (15%)” shall instead be references to “fifty percent (50%)”.
(b)   For purposes of this Section 8.3, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if  (i) a Company Takeover Proposal shall have been publicly announced or publicly disclosed, or (ii) a bona fide third party or group shall have made, or disclosed its or their intention to make, a Company Takeover Proposal, directly or through an intermediary, to any member of the Company Board of Directors or to any person that is a party to a Voting and Support Agreement, or any controlling Affiliate of such party to a Voting and Support Agreement, and in each case of clauses (i) and (ii), such Company Takeover Proposal shall not have been withdrawn in good faith at least five (5) Business Days prior to the event giving rise to such termination.
(c)   “Termination Fee” shall mean a cash amount equal to $325,000,000.
(d)   The parties agree that if this Agreement is validly terminated in accordance with any provision under which payment of the Termination Fee is required hereunder, then upon receipt of such payment by Parent, the payment of such Termination Fee in accordance with this Section 8.3, shall, except in the case of fraud or a Willful Breach by the Company of this Agreement, be the sole and exclusive remedy of Parent and the Merger Subs for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Transactions to be consummated and upon payment of such amount, except in the case of fraud or a Willful Breach by the Company of this Agreement, none of the Company, its Subsidiaries or any of their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives shall have any further Liability of any kind for any reason arising out of or in connection with the Transactions.
(e)   Each of the Parties hereto acknowledges that the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable and which do not involve fraud or Willful Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to more than one payment of the full Termination Fee in connection with a termination of this Agreement pursuant to which such Termination Fee is payable.
(f)   Each of the Company, Parent, Purchaser and Merger Sub 2 acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Company, Parent, Purchaser and Merger Sub 2 would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.3(a), and, in order to obtain such payment, Parent or either Merger Sub commences a suit that results in a judgment against the Company for the amounts set forth in this Section 8.3 or any portion thereof, then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel)

incurred in in connection with such suit and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent (2%).
ARTICLE IX.
MISCELLANEOUS
Section 9.1   No Survival of Representations and Warranties.   None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the First Merger. This Section 9.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance or compliance after the First Effective Time or otherwise expressly by their terms survive the First Effective Time.
Section 9.2   Expenses.   Except as set forth in Section 8.3, whether or not the Offer and the Mergers are consummated, all costs and expenses incurred in connection with the Offer, the Mergers, this Agreement and the other Transactions shall be paid by the Party incurring or required to incur such expenses; provided, however, that Parent shall pay the filing fees required to be paid by the Parties and their Affiliates under the HSR Act.
Section 9.3   Counterparts; Effectiveness.   This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 9.4   Governing Law.   This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 9.5   Jurisdiction; Specific Enforcement; No Recourse to Financing Sources.
(a)   The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the obligation of the Parties to consummate the transactions contemplated by this Agreement and the obligation of Parent and the Merger Subs to pay, and the Company’s stockholders’ right to receive, the aggregate consideration payable to them pursuant to the transactions contemplated by this Agreement, in each case in accordance with the terms and subject to the conditions of this Agreement) exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in addition to any other rights and remedies to which such Party is entitled at law or in equity, except as may be limited by this Section 9.5. In the event that any action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5 and each Party irrevocably waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties hereto irrevocably agrees that any legal suit, action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such suit, action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 9.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.
(b)   Notwithstanding anything herein to the contrary, each of the Parties to this Agreement agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors, in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Commitment Letter, the Financing or the performance thereof or of services related thereto, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable Law jurisdiction is vested in the Federal Courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (ii) any such action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, shall be governed by the laws of the State of New York.
(c)   Notwithstanding anything to the contrary contained herein, the Company on behalf of itself and each of its Affiliates and Representatives (collectively, the “Company Related Parties”) agrees that neither it nor any Company Related Party shall have any rights or claims against any Financing Source in connection with this Agreement (including the Transactions), the Commitment Letter, the Financing or the transactions contemplated hereby or thereby and no Financing Source shall have any rights or claims against any Company or its Affiliates in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, in each case, whether at law or equity, in contract, in tort or otherwise; provided that following consummation of the Mergers, the foregoing will not limit the rights of the parties to the Financing under the Commitment Letter or the definitive documentation related thereto. Nothing in this Section 9.5(c) shall in any way limit any rights or remedies the Company or its Subsidiaries may have with respect to the Parent and its Subsidiaries pursuant to Section 9.5(a) and Section 9.5(b).

Section 9.6   WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING SOURCES OR ANY OF THEIR AFFILIATES, THE FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.
Section 9.7   Notices.   All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent, when sent by email or facsimile by the Party to be notified; provided, however, that notice given by email or facsimile shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 9.7 and either (ii) (A) a duplicate copy of such email or facsimile notice is promptly given by one of the other methods described in this Section 9.7 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” replies) or facsimile or any other method described in this Section 9.7, or (c) when delivered if sent by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:
To Parent or the Merger Subs:
Alexion Pharmaceuticals, Inc.
352 Knotter Drive
Cheshire, CT 06410
Facsimile:
(203) 271-8199

Attention:
General Counsel

Email:
moriartyj@alxn.com

with copies to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:
Daniel A. Neff
Mark Gordon

Facsimile:
(212) 403-2000

Email:
DANeff@wlrk.com
MGordon@wlrk.com

To the Company:
Synageva Biopharma Corp.
33 Hayden Ave.
Lexington, MA 02421
Facsimile:
(781) 357-9901

Attention:
Thomas W. Beetham

Email:
thomas.beetham@synageva.com

with copies to:
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:
Matthew G. Hurd

Krishna Veeraraghavan

Fax:
(212) 558-3588

Email:
hurdm@sullcrom.com
veeraraghavk@sullcrom.com

with a further copy to:
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
Attention:
Paul M. Kinsella

Fax:
(617) 235-0822

Email:
paul.kinsella@ropesgray.com

or to such other address as any Party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
Section 9.8   Assignment; Binding Effect.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties hereto without the prior written consent of the other Parties; provided, however, that, prior to the commencement ( as such term is defined for purposes of Rule 14d-2 promulgated under the Exchange Act) of the Offer, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary to be a Merger Sub in lieu of either entity that is a Merger Sub as of the date hereof, in which event all references herein to such Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to such Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further, that any such assignment or designation shall not, and would not reasonably be expected to, impede or delay the consummation of any Transaction, prevent or impede the Offer and the Mergers, taken together, or, if an Offer Termination has occurred, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Subject to the first sentence of this Section 9.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 9.8 shall be null and void.
Section 9.9   Severability.   Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction (a) shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement and (b) shall not, solely by virtue thereof, be invalid or unenforceable in any other jurisdiction. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.
Section 9.10   Entire Agreement.   This Agreement together with the exhibits hereto, schedules hereto (including the Disclosure Schedules) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and except as provided by Section 9.13, this Agreement is not intended to grant standing to any person other than the Parties hereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT NOR EITHER MERGER SUB NOR THE COMPANY MAKES OR RELIES ON ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
Section 9.11   Amendments; Waivers.   At any time prior to the earlier of the Acceptance Time and the First Effective Time, and, if applicable, whether before or after the Company Stockholder Approval shall have been obtained, any provision of this Agreement may be amended or waived, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent, Purchaser and Merger Sub 2 or, in the case of a waiver, by the Party waiving such provision; provided, if applicable, that following receipt of the Company Stockholder Approval no amendment may be made which under applicable Law requires further stockholder approval without obtaining such approval. At any time and from time to time prior to the earlier of the Acceptance Time and the First Effective Time, either the Company, on the one hand, or Parent and Merger Subs, on the other hand, may, to the extent permissible by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Subs, in the case of an extension by the Company, or of the Company, in the case of an extension by Parent and Merger Subs, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. Notwithstanding the foregoing, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything to the contrary herein, this sentence of Section 9.11, Section 9.5(b), Section 9.5(c), Section 9.6 and Section 9.13, shall not be amended without the prior written consent of the lead arrangers identified in the Commitment Letter as of the date hereof.
Section 9.12   Headings.   Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 9.13   No Third-Party Beneficiaries.   Except (a) as provided in Section 6.9, or (b) for the right of holders of shares of Company Common Stock, after the First Effective Time, to receive the aggregate consideration payable pursuant to Article III of this Agreement, which rights set forth in clauses (a) and (b) of this Section 9.13 are hereby expressly acknowledged and agreed by Parent and the Merger Subs, each of Parent, Purchaser, Merger Sub 2 and the Company agrees that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties further agree that the rights of third party beneficiaries under Section 2.5(c) and Section 6.9 and clause (b) of the first sentence of this Section 9.13 shall not arise unless and until the First Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.11 without notice or Liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Notwithstanding the foregoing, each Financing Source (and their respective directors, officers, employees, incorporators, members, partners, shareholders, Affiliates, agents, attorneys, advisors and representatives) shall be an express third party beneficiary of and shall be entitled to rely upon Section 2.5(c), Section 9.5, Section 9.6, the last sentence of Section 9.11 and this Section 9.13, and each Financing Source may enforce such provisions.
Section 9.14   Interpretation.   When a reference is made in this Agreement to an Article, Section or Annex, such reference shall be to an Article, Section or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.
Section 9.15   Definitions.
(a)   General Definitions.   References in this Agreement to “Subsidiaries” of any Party means any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such Party or (ii) such Party or any Subsidiary of such Party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to “Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References to “made available” (or words of similar import), in respect of information made available (or words of similar import) to or by any of the Parties, means information made available to or (as applicable) by such person physically, electronically or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 9.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 9.15(a) of the Company Disclosure Schedule.
(b)   Certain Specified Definitions.   As used in this Agreement:
(i)   “Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including, but not limited to, the HSR Act.
(ii)   “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to close.

(iii)   “Commitment Letter” means the fully executed debt commitment letter, dated as of the date of this Agreement, by and among certain of the Financing Sources and Parent (together with all exhibits, schedules, annexes, amendments and joinders thereto and each related fee letter), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources party thereto have agreed to lend the amounts set forth therein, for the purpose of financing the Transactions.
(iv)   “Company Benefit Plan” means each employee benefit plan, program, policy, agreement or arrangement, including pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other compensatory or employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute or might otherwise have or reasonably be expected to have any Liability.
(v)   “Company Material Adverse Effect” means any fact, change, circumstance, event, occurrence or development that has a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been, is or would be a Company Material Adverse Effect:
(A)   any changes in global, national or regional, political or economic conditions, including securities, credit, financial or other capital markets conditions;
(B)   any changes in conditions generally affecting the biopharmaceutical industry;
(C)   any decline in the market price or trading volume of the shares of Company Common Stock on the Nasdaq (provided that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect);
(D)   any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect);
(E)   the execution and delivery of this Agreement, the performance by any Party of its obligations hereunder and on consummation of the Transactions or the public announcement or pendency of the Offer or the Mergers or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any Subsidiary of the Company with its employees or with any other third party (provided that this clause (E) shall not apply to any representation or warranty to the extent such representation or warranty addresses the consequences resulting from the execution and delivery of this Agreement, the performance of a Party’s obligations hereunder or the consummation of the transactions contemplated hereby);
(F)   the pendency of any litigation alleging breach of fiduciary duty or violation of Law relating to this Agreement or the Offer or the Mergers;
(G)   changes or proposed changes in GAAP or in Laws applicable to the Company or any Subsidiary of the Company or the enforcement or interpretation thereof;
(H)   any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement;

(I)   any recommendation, decision or action, or inaction, by the FDA, the EMA, the Japanese Ministry of Health, or any other Governmental Entity with respect to the Biologics License Application, Marketing Authorization Application or other foreign marketing application for sebelipase alfa, including the expectation and timing of any such recommendation, decision, action or inaction, the proposed or actual label, or any post-marketing requirements, commitments, or follow-up measures including any requirement to conduct additional clinical studies or implement a risk evaluation and mitigation strategy or risk management plan;
(J)   any matters relating to the proposed or established pricing or reimbursement of sebelipase alfa or, except due to acts of war, sabotage, terrorism, military action or natural disaster, to the manufacture thereof;
(K)   any action expressly required to be taken pursuant to or in accordance with this Agreement or taken with the consent, of Parent or either Merger Sub;
(L)   any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, either Merger Sub or any of their respective Affiliates; or
(M)   any matter set forth specifically in Section 9.15(b)(v)(M) of the Company Disclosure Schedule;
except, in the case of any of clauses (A), (B), (G) or (H) in the event that such changes in conditions have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other clinical-stage biopharmaceutical companies (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect).
(vi)   “Company Regulatory Agency” means any Governmental Entity that regulates the quality, identity, strength, purity, safety, pricing, reimbursement, efficacy or manufacturing of the Company’s products, including, without limitation, the FDA, the EMA and the Japanese Ministry of Health.
(vii)   “Company Stock Plans” means the (i) Trimeris, Inc. Amended and Restated Stock Incentive Plan, (ii) 1996 Stock Option Plan of AviGenics, Inc., (iii) Company’s 2005 Stock Plan, as amended, (iv) Company’s 2014 Equity Incentive Plan, and (v) the Trimeris, Inc. 2007 Stock Incentive Plan, and any applicable award agreements granted under any of the foregoing, collectively.
(viii)   “Company Superior Proposal” means a written Company Takeover Proposal (but substituting “50%” for all references to “15%” in the definition of such term) that the Company Board of Directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of such Company Takeover Proposal, including the financing terms thereof, and such other factors as the Company Board of Directors considers to be appropriate, and taking into account any revisions to the terms of this Agreement proposed by Parent in response to such Company Takeover Proposal, as contemplated by Section 6.3(f) of this Agreement, is more favorable to the stockholders of the Company than the Transactions.
(ix)   “Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent and its Subsidiaries) relating to (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries, (B) any acquisition of fifteen percent (15%) or more of the outstanding Company Common Stock or securities of the Company representing more than fifteen percent (15%) of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries or (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning fifteen percent (15%) or more of the outstanding Company Common Stock or securities of the Company representing more than fifteen percent (15%) of the voting power of the Company.
(x)   “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.
(xi)   “EMA” means the European Medicines Agency, or any successor agency thereto.
(xii)   “Environmental Law” means any applicable Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of  (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.
(xiii)   “ERISA” means, the Employee Retirement Income Security Act of 1974, as amended.
(xiv)   “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(xv)   “FDA” means the United States Food and Drug Administration, or any successor agency thereto.
(xvi)   “Financing” means the debt financing incurred or intended to be incurred pursuant to the Commitment Letter, including the borrowing of loans contemplated by the Commitment Letter, or any Alternative Financing.
(xvii)   “Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing in connection with the Transactions, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.
(xviii)   “Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.
(xix)   “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.
(xx)   “Health Law” means any Law of any Governmental Entity (including multi-country organizations) the purpose of which is to ensure the safety, efficacy and quality of medicinal and pharmaceutical products by regulating the research, development, manufacturing and distribution of these products, including Laws relating to good laboratory practices, good clinical practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports with respect to such products.
(xxi)   “Indebtedness” means, with respect to any person, without duplication, as of the date of determination, (A) all obligations of such person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of  “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (D) all lease obligations of such person capitalized on the books and records of such person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (F) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (H) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than a wholly owned subsidiary of such person.
(xxii)   “Intellectual Property” means all intellectual property rights arising under the Laws of any jurisdiction with respect to the following: (A) patents and patent applications (and any patents that issue as a result of those patent applications), including rights in respect of utility models or industrial designs, and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications (collectively, “Patents”), (B) trademarks, service marks, trade dress, logos and trade names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications (including intent to use applications) for registration thereof  (collectively, “Trademarks”), (C) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof  (collectively, “Copyrights”), (D) mask work rights and registrations and applications for registration thereof, (E) trade secrets (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, methods, processes, techniques, formulae, algorithms, technical data, specifications, research and development information, or technology, in each case, to the extent qualifying as a trade secret under applicable Law) (collectively, “Trade Secrets”), (F) URL and domain name registrations (collectively, “Domain Names”) and (G) other intellectual property rights now known or hereafter recognized.
(xxiii)   “Japanese Ministry of Health” means the Japanese Ministry of Health, Labour, and Welfare, or any successor agency thereto.
(xxiv)   “Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.
(xxv)   “Order” means any formal charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.
(xxvi)   “Parent Material Adverse Effect” means any fact, change, circumstance, event, occurrence or development that has a material adverse effect on the financial condition, business or results of operations of the Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been, is or would be a Parent Material Adverse Effect:
(A)   any changes in global, national or regional, political or economic conditions, including securities, credit, financial or other capital markets conditions;

(B)   any changes in conditions generally affecting the biopharmaceutical industry;
(C)   any decline in the market price or trading volume of the shares of Parent Common Stock on the Nasdaq (provided that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Parent Material Adverse Effect);
(D)   any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Parent Material Adverse Effect);
(E)   the execution and delivery of this Agreement, the performance by any Party of its obligations hereunder and on consummation of the Transactions or the public announcement or pendency of the Offer or the Mergers or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent or any Subsidiary of Parent with its employees or with any other third party (provided that this clause (E) shall not apply to any representation or warranty to the extent such representation or warranty addresses the consequences resulting from the execution and delivery of this Agreement, the performance of a Party’s obligations hereunder or the consummation of the transactions contemplated hereby);
(F)   the pendency of any litigation alleging breach of fiduciary duty or violation of Law relating to this Agreement or the Offer or the Mergers;
(G)   changes or proposed changes in GAAP or in Laws applicable to Parent or any Subsidiary of Parent or the enforcement or interpretation thereof;
(H)   any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement;
(I)   any action expressly required to be taken pursuant to or in accordance with this Agreement or taken with the consent of the Company;
(J)   any change resulting or arising from the identity of, or any facts or circumstances relating to, the Company or any of its respective Affiliates;
(K)   any recommendation, decision or action, or inaction, by the FDA, the EMA, the Japanese Ministry of Health or any other Governmental Entity with respect to the Biologics License Application, Marketing Authorization Application or other foreign marketing application for asfotase alfa, including the expectation and timing of any such recommendation, decision, action or inaction, the proposed or actual label, or any post-marketing requirements, commitments, or follow-up measures including any requirement to conduct additional clinical studies or implement a risk evaluation and mitigation strategy or risk management plan; or
(L)   any matters relating to the proposed or established pricing or reimbursement of asfotase alfa or, except due to acts of war, sabotage, terrorism, military action or natural disaster, to the manufacture thereof;
except, in the case of any of clauses (A), (B), (G) or (H) in the event that such changes in conditions have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other biopharmaceutical companies (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect).

(xxvii)   “Parent Regulatory Agency” means any Governmental Entity that regulates the quality, identity, strength, purity, safety, pricing, reimbursement, efficacy or manufacturing of Parent products, including, without limitation, the FDA, the EMA and the Japanese Ministry of Health.
(xxviii)   “Parent Stock Plans” means the Parent 2000 Stock Option Plan, as amended, the Parent 1992 Outside Directors Stock Option Plan, as amended and the Parent Amended and Restated 2004 Incentive Plan and any applicable award agreements granted under any of the foregoing, collectively.
(xxix)   “Parent Trading Price” means the average of the closing prices per share of Parent Common Stock on Nasdaq, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) for the ten full trading days ending on the third business day prior to the Closing Date.
(xxx)   “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries, (F) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto or (G) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business.
(xxxi)   “Prohibited Person” means (a) an entity that has been determined by a competent authority to be the subject of a prohibition on such conduct of any Law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (c) any individual or entity that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any individual or entity that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by an such individual or entity; or (e) any individual or entity that has been designated on any similar list or order published by a Governmental Entity in the United States.
(xxxii)   “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.
(xxxiii)   “Registrations” means any investigational new drug applications, new drug applications or similar regulatory applications of the Company or any of its Subsidiaries that have been submitted to or approved by any Company Regulatory Agency.
(xxxiv)   “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.
(xxxv)   “Tax Return” means any return, report, information return, claim for refund, election, estimated tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.
(xxxvi)   “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection, assessment or administration of such Tax.
(xxxvii)   “Willful Breach” means a material breach that is a consequence of an act undertaken or failure to act by the breaching Party with the knowledge that the taking of or failure to take such act would cause a material breach of this Agreement.

Index of Defined Terms
Section
.pdf	9.3
2015 RSU Award	3.3(c)
Acceptable Confidentiality Agreement	6.3(c)
Acceptance Time	1.1(d)
Adjusted RSU Award	3.3(c)
Affiliates	9.15(a)
Agreement	Preamble
Alternative Financing	6.12(c)
Antitrust Laws	9.15(b)(i)
Appraisal Provisions	3.1(c)
Arrangements	6.15
Book-Entry Shares	3.1(a)
Business Day	9.15(b)(ii)
Cancelled Shares	3.1(a)(ii)
Cash Consideration	1.1(a)
Certificate	3.1(a)
Certificates of Merger	2.3
Closing	2.2
Closing Date	2.2
Code	Recitals
Collective Bargaining Agreement	4.15(a)
Commitment Letter	9.15(b)(iii)
Company	Preamble
Company 401(k) Plan	6.5(e)
Company Acquisition Agreement	6.3(e)
Company Adverse Recommendation Change	6.3(e)
Company Approvals	4.3(d)
Company Benefit Plan	9.15(b)(iv)
Company Board of Directors	Recitals
Company Bylaws	4.1(b)
Company Certificate	4.1(b)
Company Common Stock	Recitals
Company Disclosure Schedule	Article IV
Company Employees	6.5(a)
Company Equity Schedule	4.10(i)
Company Financial Statements	4.4(b)
Company Indemnified Parties	6.9(a)
Company Leased Real Property	4.17
Company Material Adverse Effect	9.15(b)(v)
Company Material Contracts	4.20(a)
Company Option	3.3(a)

Section
Company Organizational Documents	4.1(b)
Company Owned Intellectual Property	4.16(a)
Company Permits	4.7(b)
Company Preferred Stock	4.2(a)
Company Product	4.8(a)
Company Real Property Leases	4.17
Company Recommendation	Recitals
Company Registered Intellectual Property	4.16(a)
Company Regulatory Agency	9.15(b)(vi)
Company Related Parties	9.5(c)
Company RSU Award	3.3(b)
Company SEC Documents	4.4(a)
Company Stock Awards	3.3(d)
Company Stock Plans	9.15(b)(vii)
Company Stockholder Approval	4.3(a)
Company Stockholder Meeting	6.4(b)
Company Superior Proposal	9.15(b)(viii)
Company Takeover Proposal	9.15(b)(ix)
Company Takeover Transaction	8.3(a)
Compensation Committee	6.15
Confidentiality Agreements	6.2(c)
Contract	9.15(b)(x)
control	9.15(a)
controlled by	9.15(a)
Converted Shares	3.1(a)(ii)
Copyrights	9.15(b)(xxii)
Cut-off Time	6.3(c)
D&O Insurance	6.9(c)
Delaware Secretary	2.3
DGCL	Recitals
Disclosure Schedules	Article V
Dissenting Shares	3.1(c)
Dissenting Stockholder	3.1(c)
DLLCA	2.1
Domain Names	9.15(b)(xxii)
EMA	9.15(b)(xi)
End Date	8.1(c)
Enforceability Exceptions	4.3(c)
Environmental Law	9.15(b)(xii)
ERISA	9.15(b)(xiii)
ERISA Affiliate	9.15(b)(xiv)
ESPP	3.3(e)
Exchange Act	1.1(a)

Section
Exchange Agent	3.2(a)
Exchange Fund	3.2(b)
Exchanged Amounts	3.2(c)
Expiration Date	1.1(c)(i)
FDA	9.15(b)(xv)
Financing	9.15(b)(xvi)
Financing Sources	9.15(b)(xvii)
First Certificate of Merger	2.3
First Confidentiality Agreement	6.2(c)
First Effective Time	2.3
First Merger	Recitals
First Surviving Corporation	2.1
Forms S-4	6.4(a)
Fractional Share Cash Amount	3.1(e)
GAAP	4.4(b)
Governmental Entity	9.15(b)(xviii)
Hazardous Materials	9.15(b)(xix)
Health Law	9.15(b)(xx)
HSR Act	4.3(d)
Incentive Plans	6.5(d)
Indebtedness	9.15(b)(xxi)
Intellectual Property	9.15(b)(xxii)
IRS	4.10(a)
Japanese Ministry of Health	9.15(b)(xxiii)
knowledge	9.15(a)
Law	4.7(a)
Laws	4.7(a)
Lead Product Candidates	4.8(c)
Letter of Transmittal	3.2(c)
Liability	9.15(b)(xxiv)
Lien	4.3(e)
made available	9.15(a)
Meeting Election	6.4(b)
Merger Form S-4	6.4(a)
Merger Proxy Statement/Prospectus	6.4(a)
Merger Sub 2	Preamble
Merger Subs	Preamble
Mergers	Recitals
Minimum Condition	Annex A
Nasdaq	1.1(c)(ii)
Offer	Recitals
Offer Conditions	1.1(a)
Offer Documents	1.2(a)(i)

Section
Offer Form S-4	1.2(b)
Offer Prospectus	1.2(b)
Offer Termination	1.1(c)(iii)
Offering Period	3.3(e)
Option Consideration	3.3(a)
Order	9.15(b)(xxv)
Organizational Documents	4.1(b)
Parent	Preamble
Parent 401(k) Plan	6.5(e)
Parent Approvals	5.3(b)
Parent Common Stock	5.2
Parent Disclosure Schedule	Article V
Parent Financial Statements	5.4(b)
Parent Material Adverse Effect	9.15(b)(xxvi)
Parent Organizational Documents	5.1(b)
Parent Registered Intellectual Property	5.11(a)
Parent Permits	5.7(b)
Parent Preferred Stock	5.2
Parent Regulatory Agency	9.15(b)(xxvii)
Parent SEC Documents	5.4(a)
Parent Severance Plan	6.5(a)
Parent Stock Awards	5.2
Parent Stock Plans	9.15(b)(xxviii)
Parent Trading Price	9.15(b)(xxix)
Participant	6.5(d)
Parties	Preamble
Party	Preamble
Patents	9.15(b)(xxii)
Permitted Lien	9.15(b)(xxx)
person	9.15(a)
Post-Closing Plans	6.5(b)
Premium Cap	6.9(c)
Pre-Termination Takeover Proposal Event	8.3(b)
Prohibited Person	9.15(b)(xxxi)
Proxy Date	6.4(b)
Purchaser	Preamble
Purchaser Common Stock	3.1(a)(iii)
Qualified Plan	4.10(c)
Registrations	9.15(b)(xxxiii)
Release	9.15(b)(xxxii)
Replacement Financing	6.12(b)
Representatives	6.3(a)
Rolled 2015 RSU Award	3.3(c)

Section
RSU Consideration	3.3(b)
RSU Exchange Ratio	3.3(c)
Sarbanes-Oxley Act	4.4(a)
Schedule 14D-9	1.3(b)
Schedule TO	1.2(a)(i)
SEC	1.1(c)(ii)
Second Certificate of Merger	2.3
Second Effective Time	2.3
Second Merger	Recitals
Second Request	6.6(c)
Securities Act	1.2(b)
Stock Consideration	1.1(a)
Subsidiaries	9.15(a)
Surviving Company	2.1
Target 2015 Bonus	6.5(d)
Tax	9.15(b)(xxxiv)
Tax Return	9.15(b)(xxxv)
Taxes	9.15(b)(xxxiv)
Taxing Authority	9.15(b)(xxxvi)
Termination Fee	8.3(c)
Trade Secrets	9.15(b)(xxii)
Trademarks	9.15(b)(xxii)
Transaction Consideration	1.1(a)
Transactions	Recitals
under common control with	9.15(a)
Voting and Support Agreements	Recitals
Willful Breach	9.15(b)(xxxvii)
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
SYNAGEVA BIOPHARMA CORP.
By:	/s/ Sanj Patel
Name: Sanj Patel Title: President and CEO
ALEXION PHARMACEUTICALS, INC.
By:	/s/ David Hallal
Name: David Hallal Title: CEO
PULSAR MERGER SUB CORP.
By:	/s/ Scott D. Phillips
Name: Scott D. Phillips Title: President, Treasurer and Secretary
GALAXY MERGER SUB LLC
By:	/s/ David Hallal
Name: David Hallal Title: CEO
[Signature Page to Agreement and Plan of Reorganization]

ANNEX A
Conditions to the Offer
Notwithstanding any other term of the Offer, but subject to the terms and conditions of this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer), pay for any shares of Company Common Stock validly tendered pursuant to the Offer (and not properly withdrawn prior to the Expiration Date and theretofore accepted for payment or paid for) in the event that, at the Expiration Date:
(A)   any waiting period (and extensions thereof) applicable to the Offer and the Mergers under the HSR Act shall not have expired or been terminated;
(B)   there shall not have been validly tendered and not withdrawn in accordance with the terms of the Offer a number of shares of Company Common Stock that, together with the shares of Company Common Stock (if any) then owned by Parent, Purchaser and Parent’s other Subsidiaries, represents at least a majority of all then outstanding shares of Company Common Stock (the “Minimum Condition”);
(C)   the Offer Form S-4 shall not have been declared effective by the SEC under the Securities Act or a stop order suspending the effectiveness of the Offer Form S-4 shall have been issued by the SEC or proceedings for that purpose shall have been initiated or threatened by the SEC;
(D)   the shares of Parent Common Stock to be issued in the Offer and the First Merger shall not have been approved for listing on the Nasdaq, subject to official notice of issuance (provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 6.14); or
(E)   any of the following shall have occurred and continue to exist as of the Expiration Date:
(1)   an injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect, or a Law shall have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the Offer or the Mergers;
(2)   any of the representations and warranties of the Company set forth in (i) Article IV (other than in Section 4.1 (first sentence only), Section 4.2(a), Section 4.2(b) (first sentence only), Section 4.3(a), Section 4.3(e)(ii), Section 4.8, Section 4.11(b), Section 4.21 and Section 4.22) shall not be true and correct both at and as of the date of this Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date, other than for failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not, individually or in the aggregate, had a Company Material Adverse Effect, (ii) Section 4.2(a) or Section 4.2(b) (first sentence only) shall not be true and correct at and as of the date of this Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date, except for any de minimis inaccuracies, (iii) Section 4.1 (first sentence only), Section 4.3(a), Section 4.3(e)(ii), Section 4.21 and Section 4.22 shall not be true and correct in all material respects at and as of the date of this Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date, (iv) Section 4.11(b) shall not be true and correct in all respects both at and as of the date of this Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date, and (v) Section 4.8 shall not be true and correct both at and as of the date of this Agreement and at and as of the Expiration Date as though made at and as of the Expiration Date, other than for failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that have not, individually or in the aggregate, had a Company Material Adverse Effect (provided that for purposes of this clause (v) only, the term “Company Material Adverse Effect” shall read excluding, and without giving effect to, clauses (I), (J) and (M) of the definition of  “Company Material Adverse Effect” in Section 9.15(b)(v)); provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii), (iii), (iv) and (v) as applicable) only as of such date or period;

(3)   the Company shall have failed to perform and comply (i) in all material respects with all covenants required by the Agreement (other than those set forth on Schedule 6.19), and (ii) with the covenants required by Schedule 6.19 as a result of the Company’s bad faith, in each case to be performed or complied with by it prior to the Expiration Date;
(4)   the Company shall have failed to deliver to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in paragraphs (E)(2) and (E)(3) of this Annex A have been satisfied;
(5)   the Company shall not have received a written opinion from Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to the Company, dated as of the Expiration Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;
(6)   Parent shall not have received a written opinion from Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Parent, dated as of the Expiration Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; or
(7)   the Agreement shall have been terminated in accordance with its terms.